SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 30, 2009

(Commission File No.  333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
TAM S.A. and subsidiaries

Consolidated Financial statements at
December 31, 2008 and 2007
and Report of independent auditors

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

To Our Shareholders

Management of TAM S.A. is pleased to submit to your appreciation the Management Report and the Financial Statements of the Company and its subsidiaries, as well as the independent auditors’ report, for the fiscal year ended December 31, 2008.

Message from the CEO

The year of 2008 registered our consolidation in the leadership position among the Brazilian airlines, with a market share of 50.3% in the domestic market and 75.2% in the international – results superior when compared to 2007. We also increased our leadership in terms of operating efficiency, recognized by the authorities and with impact in our customers’ satisfaction indexes.

With a gross revenues of R$11 billion – 30% higher than 2007, our operating profit increased 67%, reaching R$ 725 million.

Due to the unfavorable global scenario that has impacted both the oil price as the exchange variation – two fundamental variables in our business, our final result was impacted, generating a loss of R$ 1,360 million. The financial result was negative, of R$ 2,670 million, offsetting the positive operating result. As previously mentioned, the main factors responsible for the significant financial expense were the mark to market of our future fuel hedge positions, in the amount of R$ 1.191 million, and the exchange variation in the amount of R$ 1.013 million, result linked mainly to the impact in our US dollar denominated debt.

All our fuel hedge positions were and will continue to be negotiated following an established corporate policy and validated both by our Risk Committee, formed by company’s executives, by the Audit Committee and by a specialized consulting company. The main impact in our results, assuming a lower volatility of the fuel price, was in 2008. During 2009, we will have the cash expenditure of the amounts already accrued. We understand that this is a risk of the business and, as many other airlines, we suffered with the high volatility of the fuel price.
As the fuel represents more than 35% of our costs, we defined that we will continue to hedge, practice that has delivered positive results in previous periods.

Regarding the exchange variation, this item starts to be relevant due to the modification of the accounting rules he lights of the legislation 11.638, principally in what refers to the treatment of leasing. The consequence is that our dollar denominated debt becomes very relevant (as it used to happen with our figures presented in U.S.GAAP).

About our relationship with the market, we reaffirmed our credibility by delivering our guidance, apart from the CASK (cost per available seat kilometer) excluding fuel indicator, which we had committed to deliver a 7% reduction and we achieved 5,3% mainly due to the devaluation of the real. We maintained the leadership both in the domestic market with 50.3% share (in RPKs) and in the international with 75.2% among the Brazilian carriers. Our growth in ASKs was 14%in the domestic market, as announced in the guidance, and in the international market, with a target of 40%, we delivered 31% growth due to the delay in the delivery of some wide body contracted aircraft. The load factor achieved was 71% - and our guidance was 70% -, and, finally, we delivered more than announced with regards to the international expansion: we inaugurated 5 new routes, instead the 3 we had committed.

We would like to reinforce that our operations are strengthened. We lived a historic milestone for TAM: the announcement that our Company has joined Star Alliance, the largest airline global alliance. This membership is the summit of our international expansion as we will be recognized as a world-class airline company, having our brand displayed all over the world.

Our passengers will benefit in many ways. We will be able to offer more destination points, with a larger air network and faster connections. We will make available additional services, such as luggage dispatch to the final destination and the convenience of over 800 VIP rooms around the world. Last but not least, the TAM Loyalty program will be integrated into frequent traveler programs sponsored by all other companies comprising the alliance. Also noteworthy in the international arena was the expansion of our code share agreement with several companies, such as TAP, Lufthansa and Air Canada. Furthermore, we executed an understanding memorandum with SWISS providing for the implementation of an operational flight sharing agreement, to be implemented in 2009. In South America, our agreements with Lan Chile,  Lan Peru, Lan Argentina, and Pluna have been maintained. As part of our international expansion, the Rio de Janeiro public was favored in 2008, as in addition to flights to Buenos Ayres and Paris, we now offer flights from Rio de Janeiro to Miami and New York.

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

All these accomplishments in the foreign market occurred in the year when we restored our core origin, with our new branding. Following the work started in 2006, we announced the guidelines of our repositioning. We reaffirmed our Passion for Aviation and Service Spirit, values inherited from our founder, Commander Rolim Adolfo Amaro, as the substance for our consolidation as one of the leading players in the aviation market.

We have strengthened our positioning and improved our operations, achieving the best punctuality and regularity indexes in the sector during Christmas and New Year’s holidays, 87.5% of regularity with only 12.5% of flights leaving with more than 30 minutes after the scheduled.

To support these accomplishments, we have increased the fleet in 14 aircraft, finalizing 2008 with 129 aircraft, comprising 104 narrow body ones, all of them Airbus models (20 A319, 81 A320 and 3 A321), and 24 wide body ones, of which 18 are Airbus models (16 A330, 2 A340) and seven are Boeing models  (4 Boeing 777-300 ER and 3 Boeing 767-300). The continuing renewal of our fleet is an integral part of our commitment to passengers, aiming at offering them a good product, that is, new aircraft. The average age of our total fleet at the end of 2008 was 5.5 years. During 2008, our narrow body fleet was standardized to Airbus models of the A320 family, which will have cost reduction impacts, in particular maintenance and crew costs. Also in 2008, we started operations with our first model 777-300 ER Boeing which, given the number of seats and cargo capacity, lifts TAM to a higher operational level in the international market.

To finance the acquisition of the four B777-300ER aircraft, we entered into a transaction with the Export-Import Bank of the United States (Ex-Im Bank) which, thanks to its innovative and favorable terms, was granted the “Aircraft Leasing Deal of The Year” award by the Jane´s Transport publication. TAM received this award at an event held in London in December.

With the increase in the fleet, we have also increased the number of employees, and today we are more than 24 thousand all over Brazil and in the several international offices. In line with our strong commitment to the development of our team, we took a number of steps in this regard, such as the implementation of a methodology of competencies and leadership, an improvement plan, as well as succession strategies for all our leaders. We have also implemented the TAM Sustainability Program, including an intensive campaign to consolidate and develop initiatives pertaining to the sustainability concept.

We are well aware that our role goes beyond business per se and encompasses a large contribution to development and social welfare. For this reason, we were the first South American airline to join the Global Pact, a United Nations initiative intended to mobilize the international business community to adopt, in their business practices, fundamental and internationally accepted values with respect to human rights, work relations, environment and fight to corruption. We are also signatories to the “Corporate Social Responsibility and Human Rights” declaration, at an event sponsored by Instituto Ethos and the Special Secretary for Human Rights of the Brazilian Government, to celebrate the 60 years of existence of the Universal Human Rights Declaration.

The Company flight safety, which is the foundation of our work and part of Commander Rolim’s legacy, was once more ratified with the renewal for two years of the IOSA (IATA Operational Safety audit) certificate, granted us in January 2008. We are the only Brazilian airline that was granted this certification, which is the most comprehensive and accepted international attestation regarding operational safety in civil aviation.

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

We make progress in our efforts to create value in subsidiary areas to our main activities. During 2008, in these areas, TAM Cargo, TAM Fidelidade and TAM Maintenance were organized as independent business units, with more autonomy to take decisions and structure business plans.

For the year of 2009, the moment is of uncertainty and to successfully overcome it, planning, capacity and, above all, team spirit are required. We took a bold decision: while many companies were cutting down their investment plans, we maintain our intent of investing US$ 6.9 billion up to 2018 in our long-term fleet plan, as we believe that the recovery of this recessive scenario will take place in the short term.

We consider to be well positioned to face the current economic scenario because we have a dedicated and compromised team with focus on cost reduction and the “Commitment to Serve”. Our financial needs are addressed, since we already have pre commitments for our leases and financing for the pre delivery payments for aircraft to be delivered until the end of 2010. We do not need financing for working capital, and don’t have any short term debts maturing. We are focused on the cash control, so we are reducing all capital expenditures not related to the operations, we are working hard in all kind of cost reduction and we renegotiated our hedge positions in order to postpone the cash outflow. We continue improving our services with the recognition of our passengers: our NPS (Net Promoter Score), a customer satisfaction indicator, went from -4 in February 2007 to 26 in February 2009. And finally, we will increase our supply with discipline, we will have a marginal increase of 3 aircraft in the 2009 fleet, and we will reduce the flown hours per aircraft if necessary to adequate to a new demand scenario.

I take this opportunity to express our confidence in the growth of Brazil, the expansion of the airline industry in the mid- and long-term, and the overcoming of the present difficulties which had such a significant impact on economies all over the world. Our strategy is to carry on our growth plans, in particular in connection with the expansion of our fleet, so as to place us in a good position to deal with the increased demand in the future. We will continue to receive aircraft, make investments in quality and grow.

Commander David Barioni Neto
TAM Chief Executive Officer

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

Comments on Performance

Total gross operating revenues

Our gross operating revenues increased by 29.9% to reach R$ 11,007.2 million in 2008, compared to R$ 8,473.9 million in 2007. The total gross yield was 7.4% up in 2008, amounting to 27.17 real cents compared to 25.30 real cents in 2007. Our total demand (in RPK) grew by 20.9%, while our total offer (in ASK) increased by 19.9%, resulting in a 0.6 pp increase in our occupancy rate, that stood on average at 71.0% in 2008. Total RASK (net of taxes) increased by 8.3%, from 17.12 real cents in 2007 to 18.55 real cents in 2008.

Gross domestic revenues from passengers (including regular and charter passengers) increased by 27.5% to R$ 6,162.5 million in 2008, compared to R$ 4,833.9 million in 2007. Our domestic regular yield grew by 14.0%, from 23.42 real cents in 2007 to 26.71 real cents in 2008; our domestic demand in RPK grew by 11.3%, while our domestic offer in ASK increased by 15.0%, driving a 2.3 p.p. decrease in the domestic occupancy rate. Impacted by the increased domestic regular yield and reduced occupancy rate, our domestic regular RASK increased by 10.2%m to reach 17.92 real cents in 2008 compared to 16.28 real cents in 2007.

Gross international revenues from passengers (including regular and charter passengers) increased by 32.5% to R$ 2,822.6 million in 2008, from R$ 2.129,7 million in 2008. Our international regular yield denominated in reais declined by 4.4%, amounting to 16.88 real cents in 2008, while our international regular yield in U.S. dollars in 2008 decreased by 28.5%, to 7.22 U.S. dollar cents, compared to 9.97 U.S. dollar cents in 2007. The decline in international regular yield was driven by the increase in the intermediate stage and the start of new daily flights from Rio de Janeiro to Miami and Nova York, and from São Paulo to Orlando, in addition to flights in South America between Buenos Ayres and Brasília  in the third quarter of 2008, and between Lima and São Paulo in the fourth quarter of 2008. The exchange effect during 2008 was negative, with appreciation during the seven first months of the year, and strong depreciation during the last 5 months. The average closing exchange rate for the U.S. dollar during these months appreciated by 5.0¨in 2008 when compared to 2007. Our international demand grew by 37.9%, while our international offer increased by 28.6%, thus giving rise to a 5.1 p.a. increase in the occupancy rate, which stood at 75.5% compared to 70.5% ion 2007. As the occupancy rate was offset by the decreased international regular yield, our international regular RASK grew by 2.7% to 12.78 real cents in 2008, compared to 12.45 real cents in 2008, while our international regular RASK in U.S. dollars declined by 22.2%, standing at 5.47 U.S. dollar cents in 2008 against 7.03 U.S. dollar cents in 2007.

Gross revenues from cargo (domestic and international) increased by 29.9%, adding up to R$ 1,009.1 million in 2008, compared to R$ 776.8 million in 2007, basically driven by commercial efforts carried out by TAM Cargo designed to enhance customer loyalty, expand corporate agreements, acquire new customers, and improve service levels. Additional, significant drivers of such growth were the increase in our offer both in the international and domestic market, replacement of F-100 aircraft for A2320 family aircraft, and replacement of MD11 aircraft for Boeing 777, resulting in larger available areas in the basement.

Other operating revenues increased by 38.1% to R$ 1,013.1 million in 2008, from R$ 733.5 million in 2007, primarily due to the increase in revenues from partnerships under the Loyalty Program, which is now structured as an independent business unit..

Cost of services rendered and operating expenses and CASK

Cost of services rendered and operating expenses increased by 27.8%, reaching R$ 9,866.9 million in 2008, compared to R$ 7,717.9 million, mostly due to increase fuel prices and the 31.9% depreciation of the real. Total cost per ASK (CASK) grew by 6.6%, from 16.21 real cents in 2008 to 17.28 real cents in 2008. CASK, net of fuel costs, decreased by 4.4% from 2007, on account of our continuing cost reduction programs.

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

Operating profit

Our operating profit for the year totaled R$ 725.2 million in 2008 against R$ 433.3 million in 2007, as a result of the above mentioned factors, representing a 19.0 p.p. reduction in the net income margin,  which was negative in 12.8% in  2008.

Net financial results

Our net financial results were a net expense of R$ 2,670.4 million in 2008, compared to net income of R$ 311.7 million in 2008, chiefly as a result of marking to market of fuel hedge transactions, as well as the impact of foreign variation on our liabilities.

Net (loss) income

Our net loss for the year amounted to R$ 1,360.1 million in 2008, compared to a R$ 505.1 million net income in 2007, driven by the factors discussed above, primarily with respect to financial results, which represented a decline in net profit margin by 19.0 p.p., to reach a negative margin of 12.8% in 2008.

Equity Market

As of December 31, 2008, the market capitalization of TAM was R$ 2.9 billion. Our free float represents 53.85% of total shares and 75.48% of preferred shares. At the end of 2008, half of the total preferred shares was traded on BOVESPA, and the other half on the New York Stock Exchange (NYSE). The average volume of daily trading of our shares on BOVESPA was R$ 23 million in 2008, compared to R$ 40 million in 2007. The average daily volume of trading on NYSE was approximately USD 17 million in 2008 and USD 25 million in 2007.

Shareholdings as of December 31, 2008

Shareholders	Common shares	(%)	Preferred shares	(%)	Total	(%)
Controlling block	44,883,754	89.42	24,768,755	24.67	69,652,509	46.25
TAM – Empreendimentos e Participações S.A	44,804,238	89.26	24,768,755	24.67	69,572,993	46.20
Agropecuária Nova Fronteira Ltda.	79,516	0.16			79,516	0.05
Other	5,311,295	10.58	75,621,343	75.33	80,932,638	53.75
Amaro Aviation Part SA	5,295,149	10.55			5,295,149	3.52
Other minority shareholders	16,146	0.03	75,621,343	75.33	75,637,489	50.23
Total	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

TAM is part of 8 indices:

• Ibovespa (São Paulo Stock Exchange index)
• IBrX-50 (Brazil Index of the 50 most liquid shares on the market)
• IGC (Index of shares with differentiated corporate governance)
• IBrX (Brazil index)
• ITag (Index of shares with differentiated tag along)
• IVBX 2 (Bovespa Value Index – 2nd tier)
• MSCI Barra (Morgan Stanley Capital International)
• DJ Brazil Titans 20 ADR Index (Dow Jones Index for the 20 most liquid Brazilian ADRs)

TAM S.A. and
TAM S.A. and subsidiaries

Comments on Consolidated Performance
Statements on December 31

Commitment on Joining the Arbitrage Chamger

TAM is a member of the Market Arbitrage Chamber, pursuant to Commitment set out in its by-laws. Accordingly, TAM, its shareholders, managers and members of the Audit Committee undertake to resolve via arbitrage any and all dispute or controversy which may arise particularly in respect to the enforcement, validity, effectiveness, interpretation, violation and its effects, of the provisions of this By-Laws, Law 6404/76, the rules issued by the Brazilian Monetary Council, the Brazilian Central Bank and the Brazilian Securities Commission, as well as all rules governing the operation of the capital markets in general, in addition to those included in the Regulation of Differentiated Corporate Governance Practices – Level 2, the Adoption of Differentiated Corporate Practices – Level 2 Agreement, and the Arbitrage Regulation of the Market Arbitrage Chamber of the São Paulo Stock Exchange  - BOVESPA

Independent Auditors – CVM Instruction 381/103

I In accordance with CVM Instruction 381/103, the Company has not engaged any other services from PricewaterhouseCoopers besides those strictly relating to the current provision of independent external audit services.

TAM S.A. and
TAM S.A. and subsidiaries
Reporter of independents auditors
Statements on December 31

Report of independent auditors

To the Stockholders, Board of Directors and Management
TAM S.A.

1
We have audited the accompanying balance sheets of TAM S.A. and the consolidated balance sheets of TAM S.A. and its subsidiaries at December 31, 2008 and 2007, and the related statements of income, of changes in stockholders’ equity, of cash flows and of value added of TAM S.A. and the related consolidated statements of income, of cash flows and of value added for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of TAM S.A. and of TAM S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of operations, the changes in stockholders’ equity, the cash flows and the value added to the operations of TAM S.A., as well as the consolidated results of operations, cash flows and value added to the operations of TAM S.A. and its subsidiaries, for the years then ended, in accordance with accounting practices adopted in Brazil.

4
As mentioned in Note 2.2, in connection with the changes in the accounting practices adopted in Brazil during 2008, the financial statements for the previous year, presented for comparison purposes, were adjusted and have been restated as set forth in Accounting Standards and Procedures (NPC) No. 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

São Paulo, March 30, 2009

PricewaterhouseCoopers	Carlos Alberto de Sousa
Independent auditors	Accountant CRC 1RJ 056561/O-0 "S" SP
CRC 2SP000160/O-5

TAM S.A. and
TAM S.A. and subsidiaries

Balance Sheets as of December 31
In thousands of reais

	Parent company		Consolidated			Parent company		Consolidated

Assets	2008	2007	2008	2007	Liabilities and stockholders’ equity	2008	2007	2008	2007
		Restated		Restated			Restated		Restated
Current					Current liabilities
Cash and cash equivalents	251,269	386,295	1,356,513	1,729,728	Suppliers			486,095	426,856
Marketable securities (Note 3)	156,837	125,470	557,543	877,149	Term loans and financing (Note 13)			191,835	860,273
Customer accounts receivable (Note 4)			1,157,239	937,928	Obligations under finance leases (Note 14)			680,440	298,478
Inventories (Note 5)			231,556	162,471	Debentures (Note 20)	28,542	23,147	28,542	32,159
Taxes recoverable (Note 6)	26,650	16,150	120,712	87,017	Salaries and payroll charges	107	43	317,951	236,708
Advances to aircraft manufacturers (Note 7)			143,680	809,092	Advance ticket sales (Note 18)			819,780	807,101
Interest on stockholders’ equity receivable (Note 10)	47,057	55,361			Taxes and tariffs payable	5,906	11	162,908	109,054
Deferred income tax and social contribution (Note 22)	15,769	6,064	58,564	48,859	TAM Loyalty Program (Note 30)			46,462	20,614
Prepaid expenses	419	436	90,587	151,372	Income tax and social contribution payable			83,429	20,079
Aircraft insurance	390		58,694	44,515	Interest on own capital and dividends payable	599	72,616	599	72,616
Other			97,944	137,071	Return of Fokker 100 fleet (Note 16)			18,623	11,501
					Senior notes (Note 21)			9,336	7,076
					Derivative financial instruments (Note 29)			1,021,928
	498,391	589,776	3,873,032	4,985,202	Deferred gain on sale-leaseback (Note 17)			32,085	32,085
					Deferred income tax and social contribution (Note 22)			1,080	31,373
					Other	6	2	123,068	119,264

						35,160	95,819	4,024,161	3,085,237
Non-current					Non-current
Deposits in guarantee (Note 8)			116,135	161,488	Term loans and financing (Note 13)			209,733	207,574
Deferred income tax and social contribution (Note 22)			641,941	245,545	Obligations under finance leases (Note 14)			5,768,040	2,669,736
Judicial deposits (Note 19)	30	14			Debentures (Note 20)	500,000	500,000	500,000	500,000
Advances to aircraft manufacturers (Note 7)			351,284	105,115	Deferred income tax and social contribution (Note 22)			59,192	333,215
Advances for aircraft maintenance (Note 7)			432,839	119,633	Provision for contingencies (Note 19)			947,800	769,696
Other	847	1,164	93,848	53,541	Return of Fokker 100 fleet (Note 16)			32,563	41,523
					Senior Notes (Note 21)			701,100	531,390
					Related party transactions (Note 10)	536	536
	877	1,178	1,636,047	685,322	Derivative financial instruments (Note 29)			107,057
					Deferred gain on sale-leaseback (Note 17)			115,356	147,441
					Other		5,121	126,508	79,675

						500,536	505,657	8,567,349	5,280,250
Investments (Note 9)	664,549	1,992,691	70	70
Property, plant and equipment (Note 11)			7,562,624	4,645,443	Minority interest			4,234	2,629
Intangibles (Note12)			152,092	34,248
	664,549	1,992,691	7,714,786	4,679,761	Stockholder´s equity (Note 23)
					Capital	675,497	675,497	675,497	675,497
					Capital reserve	74,946	74,946	74,946	74,946
					Revaluation reserve	132,371	135,134	132,371	135,134
					Legal reserve		40,231		40,231
					Retention reserve		1,048,173		1,048,173
					Treasury stock	(11,370)		(11,370)
					Stock option plan	25,207	18,031	25,207	18,031
					Cumulative translation adjustments	3,309	(9,843)	3,309	(9,843)
					Retained earnings (accumulated deficit)	(271,839)		(271,839)

	665,426	1,993,869	9,350,833	5,365,083		628,121	1,982,169	628,121	1,982,169

Total assets	1,163,817	2,583,645	13,223,865	10,350,285	Total liabilities and stockholders’ equity	1,163,817	2,583,645	13,223,865	10,350,285

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Operations
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2008	2007	2008	2007
		Restated		Restated
Gross operating revenue (Note 24)
Air transportation revenues
Domestic			6,162,472	4,833,903
International			2,822,618	2,129,741
Cargo			1,009,082	776,817
Other			1,013,068	733,491
			11,007,240	8,473,952

Taxes and deductions			(415,196)	(322,778)

Net operating revenues			10,592,044	8,151,174

Cost of services rendered (Note 25)			(7,682,416)	(5,618,634)

Gross profit			2,909,628	2,532,540

Operating (expense) income
Selling (Note 25)			(1,422,461)	(1,449,232)
General and administrative (Note 25)	(2,768)	(5,306)	(765,229)	(553,166)
Directors´ fees (Note 25)	(1,238)	(1,308)	(16,833)	(27,739)
Other operating income (expense), net		(727)	20,085	(68,881)

Income (loss) operating before share earning of subsidiaries and financial result	(4,006)	(7,341)	725,190	433,522

Share of earnings (loss) of subsidiaries (Note 9)	(1,348,470)	510,057

Financial result (Note 26)
Financial expenses	(66,265)	(62,048)	(4,385,271)	(829,035)
Financial income	48,940	59,561	1,714,915	1,140,757

Income (loss) before income tax, social contribution	(1,369,801)	500,229	(1,945,166)	745,244

Income tax and social contribution (Note 22)
Current			(120,956)	(138,956)
Deferred	9,694	4,900	706,883	(100,982)

Income (loss) before minority interest	(1,360,107)	505,129	(1,359,239)	505,306

Minority interest			(868)	(177)

Net income (loss) for the year	(1,360,107)	505,129	(1,360,107)	505,129

Shares at the end of the year (in thousands)	150,585	150,585

Net income (loss) per thousand shares at the end of the year (R$)	(9.03)	3.35

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Changes in Stockholders’ Equity
In thousands of reais unless otherwise indicated

	Capital reseves					Expansion reserves
	Paid in Capital	Share premium reserve	Revaluation reserve	Stock options plan	Cumulative translation adjustments	Legal	Retention	Treasury stock	Net (loss) income	Total

At December 31, 2006	675,000	102,855	147,874			33,786	489,871		(5,954)	1,443,432

Adjustments arising from Law nº. 11,638/07 (Note 2.2)		(27,909)		7,683	(6,306)				133,999	107,467

Adjusted opening balance	675,000	74,946	147,874	7,683	(6,306)	33,786	489,871		128,045	1,550,899

Net income for the year
As originally presented									128,896	128,896
Adjustments Law nº. 11,638/07 (Note 2.2)									376,233	376,233
Net income for the year as adjusted									505,129	505,129
Capital increase through issuance of shares	497			(882)						(385)
Realization of revaluation reserve, net (Note 23(e))			(3,665)						3,665
Reversal of revaluation reserve through disposals			(8,285)							(8,285)
Stock option plan (Note 23(f))				11,230						11,230
Exchange variation of investments abroad (Note 9 (c))					(3,537)					(3,537)
Revaluation, net of tax effects (Note11(b))			(790)							(790)
Transfers between reserves						6,445	83,069		(89,514)
Interest on own capital payable (R$ 0.24632580 per share)									(37,092)	(37,092)
Dividends payable (R$ 0.23242664 per share)							(35,000)			(35,000)
Appropriation of net income							510,233		(510,233)

At December 31, 2007	675,497	74,946	135,134	18,031	(9,843)	40,231	1,048,173			1,982,169

Realization of revaluation reserve,net(Note23(e))			(2,763)						2,763
Treasury stock acquired								(17,703)		(17,703)
Negative goodwill the sale of shares							(2,899)			(2,899)
Exercised stock options				(9,336)				6,333		(3,003)
Stock options plan (Note 23(f))				16,512						16,512
Exchange variation of investments abroad (Note 9 (c))					13,152					13,152
Loss for the period									(1,360,107)	(1,360,107)
Appropriation of loss for the year						(40,231)	(1,045,274)		1,085,505

At December 31, 2008	675,497	74,946	132,371	25,207	3,309			(11,370)	(271,839)	628,121

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Cash Flows
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2008	2007	2008	2007
		Restated		Restated
Cash flows from operating activities
Net income (loss) for the period	(1,360,107)	505,129	(1,360,107)	505,129
Adjustments before income tax and social contribution
Depreciation and amortization			463,886	329,978
Deferred income tax and social contribution	(9,694)	(4,900)	(648,440)	166,510
Provisions for contingencies			120,708	65,728
Equity accounting for investments in subsidiaries	1,348,470	(510,057)
Goodwill amortization		717		717
Residual value of property, plant and equipment asset sold			17,208	48,542
Foreign exchange rate variations and net interest	60,741	60,203	1,561,849	(130,150)
Other provisions			40,587	61,280
Minority interest			868	177

(Increase) decrease in assets
Markatable securities	(31,367)	(15,220)	319,606	(754,691)
Accounts receivable			(243,747)	(184,347)
Inventories			(70,066)	(6,871)
Taxes recoverable	(8,449)	(9,381)	(28,907)	(19,672)
Prepaid expenses	18	1,364	64,778	(63,234)
Judicial deposits			(7,589)	(19,440)
Deferred income tax and social contribution			(3,535)	3,441
Advances for aircraft maintenance			(214,679)	(92,667)
Aircraft insurance			(14,389)	(15,326)
Other			(97,543)	(22,903)

Increase (decrease) in liabilities
Suppliers			59,239	80,039
Salaries and social charges	64	(72)	81,243	42,580
Advance ticket sales			28,235	32,336
Taxes and tariffs payable	5,895	(14)	103,858	(4,732)
Provision deferred income tax and social contribution			61,337	18,086
Derivative financial instruments			1,191,949	(72,887)
Interest paid	(57,393)	(65,620)	(303,525)	(286,559)
Income tax and social contribution paid			(58,443)	(65,528)
Other accounts payable	(5,222)	2,384	23,127	(3,857)

Net cash generated (used) by operating activities	(57,044)	(35,467)	1,087,508	(388,321)

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Cash Flows
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2008	2007	2008	2007
		Restated		Restated
Cash flow from investing activities
Investments in subsidiaries		(30)
Acquisition of property, plant and equipment			(698,495)	(316,947)
Purchase intangible assets			(132,760)	(34,247)
Advances to aircraft manufacturers
Reimbursement			268,379	401,977
Payment			(279,767)	(451,456)
Deposits in guarantee
Reimbursement			106,292
Deposits made			(30,503)	(44,372)

Net cash generated in investing activities		(30)	(766,854)	(445,045)

Cash flows from financing activities
Capital increase		497		497
Repurchase/ disposal of shares	(14,269)		(14,269)
Dividends paid	(63,713)	(137,106)	(72,017)	(137,629)
Loans and financing
Funds obtained			1,085,232	638,105
Repayments			(1,347,930)	(591,858)
Leases
Repayments			(340,092)	(263,664)
Debentures
Repayments			(4,793)	(19,957)
Senior notes
Funds obtained				607,080

Net cash generated (used) by financing activities	(77,982)	(136,609)	(693,869)	232,574

Net (decrease) increase in financial investments	(135,026)	(172,106)	(373,215)	(600,792)

Cash and cash equivalents at the end of the year	251,269	386,295	1,356,513	1,729,728
Cash and cash equivalents at the beginning of the year	386,295	558,401	1,729,728	2,330,520

Variation in cash and cash equivalents	(135,026)	(172,106)	(373,215)	(600,792)

Supplementary information on cash flows:

Non cash investing and financing activities - acquisition of aircrafts under finance lease			1,225,522	1,325,685

TAM S.A. and
TAM S.A. and subsidiaries
Statements of added value
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2008	2007	2008	2007
		Restated		Restated
Revenues
Sales of services			11,007,240	8,473,952
Allowance for doubtful accounts			(24,436)	(11,853)
Non-operating			29,373	42,562
			11,012,177	8,504,661

Inputs acquired from third parties
Costs of services rendered			(4,456,789)	(2,892,361)
Materials, electricity, third-party services and other	(2,323)	(1,478)	(2,145,170)	(2,226,170)

	(2,323)	(1,478)	(6,601,959)	(5,118,531)

Gross added value	(2,323)	(1,478)	4,410,218	3,386,130

Deductions
Depreciation and amortization			(463,886)	(329,988)
Amortization of goodwill in subsidiaries		(717)		(717)

Net added value produced by the entity	(2,323)	(2,195)	3,946,332	3,055,425

Received as transference
Equity accounting for earnings of subsidiaries	(1,348,470)	510,057
Financial income	48,940	59,561	1,714,915	1,140,757

Total added value to distribute	(1,301,853)	567,423	5,661,247	4,196,182

Distribution of added value:	(1,301,853)	567,423	5,661,247	4,196,182

Personnel and social charges
Direct compensation	1,436	1,538	1,344,369	992,093
Benefits			113,989	86,789
FGTS – Employees’ Government Severance Fund			86,744	63,798

Taxes, charges and contributions
Federal	(9,447)	(1,292)	606,712	1,187,261
State			37,217	29,078
Local			3,620	1,905

Creditors
Lessors			443,432	501,094
Financial expenses	66,265	62,048	4,385,271	829,035

Interest on own capital
Interest on stockholders’ equity receivable		72,093		72,093
Retained earnings	(1,360,107)	433,036	(1,359,239)	433,213
Non-controlling interests			(868)	(177)

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

1	Operations

TAM S.A. ("TAM'' or "Company'') is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interests in the capital of companies that carry out air transportation activities. The Company holds ownership interests in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued by these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This Company has not recorded transactions since it was incorpored.

TLA’s is consolidated financial statements include Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2	Presentation of the financial statements and accounting practices

2.1	Presentation of financial statements

These financial statements were approved by the Company’s Board of Directors on March 27, 2009.

The individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the the present financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial information includes therefore, estimates related to the selection of the useful lives of property, plant and equipment, the allowances necessary for contingent liabilities, the establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

2.2      Changes in the Brazilian Corporation Law

Law 11,638, enacted on December 28, 2007, as amended by Provisional Measure (“MP”) 449, of December 4, 2008, introduced changes to, and new provisions in, the Brazilian Corporate Law. The main purpose of the new Law and MP was to update the Brazilian corporation legislation in order to enable the convergence of accounting practices adopted in Brazil with the International Financial reporting Standards issued by the international Financial Reporting Standards Board (“IASB”). The application of the new Law and MP is mandatory for annual financial statements for years beginning on or after January 1, 2008.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

The main impacts of the changes in the Brazilian Corporation Law on the Company financial statements are as follows:

(a)
The accounting standards required by CPC (Committee of Accounting Pronouncements) 06 – Commercial Leasing Transactions, and CVM (Brazilian Exchange Commission) Resolution 554 require that those assets intended for the Company activities, that transfer to the Company the benefits, risks and control of assets (e.g. financial leases) be recorded in property, plant and equipment. This is the main differences with the Company’s prior accounting practices and the one that most affected its financial statements.

(b)
Accordance to CPC 06 – Commercial Leasing Transactions, gains or losses on the sale of an asset that results in a subsequent financial lease must be deferred and amortized by the seller, who then becomes the lessee, by maintaining the proportion of lease payments over the estimated period of use of the asset, even when, legally, the transactions are considered as separate, juridically perfect transactions. Such amounts were previously taken directly to income in prior years and were deferred under the new accounting requirements. (Note 17).

(c)
CPC 10 – Stock-based Payments – requires measurement and recognition of such payments as employees’ service cost, based on the option fair value at the grant date. The cost will be recorded to income over the period of services to be provided by the employee receiving the award.

(d)
Investment in foreign subsidiary: Under CPC 02 – Effects of changes in exchange rates and translation of financial statements, the Company recognized the translation effects of retranslation of the financial statements on foreing subsidiaries in stockholders’ equity , as the subsidiary has independent management.

(e)
Income tax (IR)and social contribution (CSLL) on temporary differences: The Company provided IR and CSLL on adjustments arising from Law 11,638. Deferred tax is classified as current or non current, according to the classification of the assets and liabilities giving rise to the timing difference.

(f)	Adjustment to present value: Monetary assets and liabilities were not subject to present value no adjustment, as their average terms are shorter than the Company operating cycle.

(g)	Revaluation – the Company elected to maintain the outstanding balance of the existing revaluation reserve until its eventual realization. As from 2008 new revaluations are not allowed.

(h)
Creation of a new subgroup of accounts in the balance sheet – intangible assets – that includes software and research and development expenses. This subgroup includes intangible assets intended for use by the Company or exercised with this purpose in mind, including goodwill acquired.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

As allowed by CPC Pronouncement 13 – First-time Adoption of Law 11,638/07 and MP  449/08, the Company management´s elected to restate comparative numbers adjusted in accordance with the Brazilian Institute of Accountants’ NPC (Accounting Standards and Procedures) 12 – Accounting Practices, Changes in Estimates and Correction of Errors, at the transition date, that is, January 1, 2007. The changes in accounting practices described above impacted the Company stockholders’ equity and net income for fiscal year 2007, as shown below:

	Stockholders’ equity		Net income

	12/31/2006	12/31/2007	2007

Original balance as per Law. 6,404/76	1,443,432	1,491,657	128,896

(a) Finance lease agreements	372,930	922,726	549,795
(b) Gain on sale and leaseback	(211,611)	(179,526)	32,085
(c) Stock option plan			(10,348)
(d) Exchange variation of foreign investees – Mercosur			3,537
(e) Deferred income tax and social contribution	(54,848)	(252,688)	(197,839)
Other	996		(997)

Adjusted balance as per Law 11,638/07	1,550,899	1,982,169	505,129

As the Company, in the most recent release of Quarterly Financial Information (ITR) as of September 30, 2008, disclosed its balance sheet and statement of income pursuant to Law 6,404 and accounting principles generally accepted in the United States (“U.S. GAAP”), Note 31 presents a comparison (unaudited) of the balance sheets and statements of income for years ended December 31, 2008 and 2007, in accordance with accounting practices adopted in Brazil under Law 6,404, Law 11,638 and accounting principles generally accepted in the United States (US GAAP)(unaudited).

2.3	Significant accounting practices

Significant accounting practices adopted to prepare these financial statements are described below:

(a)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, short-term, highly liquid financial investments with negligible risk of changes in value, and bank overdrafts. The balance of overdrafts is included in loans, under current liabilities in the balance sheet and comprises the balance of cash and cash equivalents for cash flow statement purposes.

(b)	Financial instruments

i.	Classification and measurement

The Company classifies its financial assets into the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets when first recording them.

Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active, frequent trading. These derivatives are also classified as held for trading and, as such, are included in this category, unless they have been designated as hedging financial instruments. Assets in this category are recorded as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit and loss are shown in the statement of income as “financial results” in the period when they occur, except when the instrument is contracted in connection with a different transaction. If so, changes are recognized in the same income line that is affected by the transaction.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Loans and receivables

These include loans granted and receivables that are financial assets other than derivative financial instruments, with fixed, known payments, and not quoted on an active market. Such loans and receivables are included in current assets, except for those maturing more than 12 months after the balance sheet date (which are classified as non current assets). The Company loans and receivables comprise trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for on the amortized cost basis, using the effective interest rate method.

Held-to-maturity assets

These primarily comprise financial assets that cannot be classified as loans and receivables, as they are quoted on an active market. These financial assets are those for which the Company has the intent and financial ability to hold them to maturity. They are measured at acquisition cost, plus accrued income, against net income for the year, under the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments designated in this category or not designated to any other category. They are included in non-current assets, unless management intends to dispose of the investment within 12 months from the balance sheet date. Available-for-sale financial assets are carried at fair value. Interest on financial assets available for sale, computed using the effective interest rate method, are taken to income as financial income. The portion related to changes in fair value is recorded in stockholders’ equity, in the equity valuation adjustment line, and realized against income upon settlement or determination of permanent impairment.

Fair value

The fair values of investments quoted in public markets are based on actual purchase prices. For financial assets lacking an active market or public quotations, the Company determines their value by using valuation methodologies. Such methodologies include the use of recent transactions carried out with third parties, reference to other substantially similar instruments, discounted cash flow analysis, and option pricing models that rely as much as possible on market information, as opposed to information generated by the Company´s management.

At the balance sheet date, the Company determines whether objective evidence exists of impairment of a financial asset or group of financial assets. If such evidence exists for available-for-sale assets, the cummulative loss – measured as the excess of acquisition cost over current fair value, less any impairment loss on this financial assets previously recorded in income – is taken from stockholders’ equity and recognized in the statement of income.

ii.	Derivative financial derivatives instruments and hedging activities

Derivative instruments are originally recorded at their fair value on the date when they are contracted, and are subsequently remeasured at fair value, with changes in fair value taken to income, except when the derivative instrument is designated as a cash flow hedging instrument. The Company uses derivative financial instruments only for hedging purposes, however no current portfolio instrument is subject to hedge accounting. The fair value of derivative instruments is disclosed in Note 29

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(c)	Accounts receivable

Trade accounts receivable are recorded at the original selling price, less a provision for doubtful accounts. The provision for doubtful accounts is recorded when there is objective evidence that the Company may not collect all the amounts due within the original accounts receivable terms. The provision recognized is the excess of book value over recoverable value.

(d)	Inventories

Inventories are shown at the lower of cost and net realizable value, and stated at average purchase cost. Net realizable value is the estimated selling price in the normal course of business, less execution costs and selling expenses. Imports in transit are stated at the accumulated cost of each import transaction.

(e)	Prepayments for aircraft

Prepayments for aircraft are a deposits made to the aircraft manufacturers. Amounts paid are stated as advances, considering that at the time of payment the type of leasing agreement that will be adopted is yet to be agreed upon. Past experience shows that the return of prepaid amounts at the time when the aircraft is delivered by the manufacturer, is probable.

(f)	Deferred income tax and social contribution

Deferred income tax and social contribution are determined for income tax and social contribution losses and the related timing differentes between the tax calculation bases of assets and liabilities and the book values in the financial statements. The tax rates currently used to determine these deferred credits are 25% for income tax and 9% for social contribution. (Note 22)

Deferred taxes are recorded to the extent that it is probable that future taxable income will exist to be offset against timing differences and/or tax losses, based on projections of future profits prepared and supported by internal assumptions and future economic scenarios which, consequently, are subject to change.

(g)	Judicial deposits

Deposits are monetarily restated and are deducted from applied to the a related liability recorded when there is no likelihood of the amount being recovered, unless the outcome of the matter in question is favorable to the Company.

(h)	Investments in subsidiaries

Investments in subsidiaries are recognized and determined using the equity method of accounting and presented in net income for the year as operating income (or expenses). Should exchange variations of investments in subsidiary companies abroad exist, changes in the investment value arising only from exchange variations are recorded in the “Equity valuation adjustment” account, under the Company stockholders’ equity, and taken to net income for the year only when the investment is disposed of or written-off as loss. For the purposes of determining equity in the earnings of associated or subsidiary companies, gains on transactions carried out between the Company´s and its subsidiaries are eliminated to the extent of the Company interests; unrealized losses are similarly eliminated, unless there is evidence of impairment of the transferred asset in the transaction.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

When necessary, the subsidiary´s accounting practices are modified to ensure consistency with the Company´s accounting practices.

Negative goodwill, in the amount of R$ 11,099, resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be amortized upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “other accounts payable”.

(i)	Translation of foreign currencies

Transactions denominated in foreign currencies are translated by using exchange rates ruling at the transaction dates. Assets and liabilities account balances are translated at the exchange rate at the balance sheet date. Exchange gains and losses arising from the settlement of such transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are taken to income.

(j)	Property, plant and equipment

This is recorded at the acquisition, formation or construction cost, plus revaluation carried out by TLA and Mercosur for certain account groups, based on valuations performed by independent appraisers. As allowed for by Law 11,638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11,638/07, the Company adopted the residual value revalued as of December 31, 2007 as the new cost value of revalued items. The revaluation reserve portion relating to depreciated items is transferred (realized) to retained earnings (accumulated deficit) in the same proportion as such items are depreciated. The revaluation reserve portion relating to land will only be transferred (realized) to retained earnings (accumulated deficit) at such time as the land is disposed of.

Depreciation is calculated on the straight-line method at the rates shown in Note 11. Land is not depreciated.

Gains and losses on sales are determined by comparing the selling values to the book value and are shown under non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are accounted for using the built-in overhaul method. Under this method, direct costs associated with parts to be replaced during maintenance are recorded as individual components of property, plant and equipement and are capitalized and depreciated over their useful lives, which is defined as the period until the next major overhaul. Maintenance expenses incurred for other engines not included in property, plant and equipment, under operating leases, are recorded as maintenance expense when incurred. This accounting treatment is based on IBRACON’s Technical Interpretation 01/2006.

(k)	Intangible assets

Acquired computer software licenses are capitalized and amortized over their estimated useful lives, for the period stated in Note 12.

Expenses for software development or maintenance are recorded as expenses as incurred. Expenditure directly associated with identifiable, unique software that is controlled by the Company and will probably give rise to economic benefits higher than its costs for more than one year, is recorded as intangible assets. Direct expenses include the compensation of employees with the software development team and an appropriate share of the related overhead.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Software development expenses recorded as assets are amortized on a straight-line basis over its useful life, for the period stated in Note 12.

(l)	Asset impairment

Plant, property and equipment, as well as other non-current assets, including goodwill and intangible assets, are reviewed on an annual basis for impairment, or whenever events or changes in circumstances suggest that the book value may not be recoverable. In this case, the recoverable value is computed to determine whether a loss occurred. When a loss occurs, it is recognized as the excess of book value over recoverable value, which is the higher of the asset net selling price or value at use. For valuation purposes, assets are grouped in the smallest asset group giving rise to separately identifiable cash flows.

(m)	Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership, are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 11.

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are taken to income on the straight-line method over the lease term.

(n)	Provisions

The Company records provisions when it has a present liability, whether legal or constructive, as a result of past events and it is probable that a payment will be required to settle the liability, and its amount can be reliably estimated.

(o)	Advance ticket sales

Advance ticket sales represent the liability related to tickets sold and not yet used in the last twelve months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(p)	Employee benefits

i.	Pension plan liabilities

For defined contribution plans, the Company makes contributions to open or closed management pension plans on a mandatory, contractual or voluntary basis. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

ii.	Profit sharing and bonuses

Profit sharing and bonuses are usually recognized at the end of the year, at which time their amount can be reliably measured by the Company.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

iii.	Stock-based compensation

The Company offers its employees and officers stock-based compensation schemes, which are settled via Company shares. Under such schemes, the Company receives services in consideration for stock options. The fair value of options awarded is expensed during the vesting period, during which specific vesting conditions must be met. At the balance sheet date, the Company reviews its estimates of the number of options to become vested based on those conditions. The Company recognizes the impact of the review of the original estimates, if any, in the statement of income, with a contra entry to stockholders’ equity, on a prospective basis.

(q)	TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(r)	Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures are recorded similarly to loans.

(s)	Consolidated Financial Statements

The consolidated financial statements include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)
	Date of consolidated financial information	2008	2007

TLA	December 31, 2008	100.00	100.00
Fidelidade (i)	December 31, 2008	99.99	99.99
TAM Capital (iii)	December 31, 2008	100.00	100.00
TAM Financial 1 (iii)	December 31, 2008	100.00	100.00
TAM Financial 2 (iii)	December 31, 2008	100.00	100.00
Mercosur	November 30, 2008	94.98	94.98
TP Participações	December 31, 2008	99.99	99.99
Fundo Spitfire II (Fundo exclusivo )(ii)	December 31, 2008	100.00	100.00

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(i) The financial statements of the TLA, which were taken as a basis for consolidation, consider the sales of it consolidated subsidiary Fidelidade.

(ii) TAM has a 30% direct and 70% indirect interest in this fund through its investee TLA. In August 2004, CVM issued Instruction  408/04 that determined that EPEs should be included in the consolidated financial statements of public companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 set out further clarifications to support the concept of investments liable to consolidation. This fund was consolidated based on these CVM instructions.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(iii) As these foreign investees do not have administrative autonomy, they were included in TLA’s financial statements, pursuant to CPC 02.

The consolidation includes the assets, liabilities and income accounts, in proportion to the total interests held of the capital of the related subsidiaries.

Intercompany balances and transactions, including current accounts, dividends receivable, income and expenses were eliminated on consolidation.

Transactions and balances with related parties, stockholders and investees are described in the respective notes.

(t)	Revenue recognition

Results of operations are determined on the accruals basis of accounting. Revenue is recognized as follows:

i.	air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii.	tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii.	revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Loyalty program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the balance sheet date.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

3      Marketable securities

	Parent company		Consolidated

	2008	2007	2008	2007

In local currency
Exclusive investment funds
Cash	63	174	206	669
Government securities	222,501	325,651	727,292	1,254,240
Private securities	72,940	44,925	238,421	173,026
Overnight	28,104	59,419	91,864	228,851
Other		1,463		5,636
	323,608	431,632	1,057,783	1,662,422

Austrian note	84,124	79,082	84,124	79,082
Bank deposit certificates – CDB			11,164

	407,732	510,714	1,153,071	1,741,504

In foreign currency
Time deposit			644,642	619,404
Overnight			11,092	111,096

			655,734	730,500

	407,732	510,714	1,808,805	2,472,004

Cash and cash equivalents	(250,895)	(385,244)	(1,251,262)	(1,594,855)

Total	156,837	125,470	557,543	877,149

All financial investments are measured at their fair value through profit and loss and held for active and frequent trading.

Management of financial investments in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks. In addition to inspection by the CVM, each fund is subject to the examination of independent auditors, who issued unqualified opinions thereon as of December 31, 2008. The average profitability of these funds was 11.33% in 2008 (2007 – 11.77%).

Investments in international markets essentially comprise time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. The average profitability of these investments was 4.89% in 2008 (2007 – 11.82%).

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

4	Accounts receivable – Consolidated

(a)	Breakdown of balances

			2008	2007

	Domestic	International	Total	Total

Credit cards	659,315	41,698	701,013	575,039
Travel agencies	226,090	47,849	273,939	239,747
Partner – Loyalty Program	59,507		59,507	23,421
Account holders	38,850	837	39,687	36,561
Other airlines	6,997	3,171	10,168	1,864
Cargo agencies	14,548	65,425	79,973	50,946
Prepaid checks	33,389		33,389	14,968
Other	27,269	6,970	34,239	45,622

Total	1,065,965	165,950	1,231,915	988,168

Allowance for doubtful accounts (*)	(57,225)	(17,451)	(74,676)	(50,240)

Total	1,008,740	148,499	1,157,239	937,928

*The Company considered for the purpose of this allowance, all the amounts overdue for more than 180 days, except for amounts that have guarantees.

(b)	Aging list – Receivables by due date

Breakdown	2008	2007

Not yet due	1,119,068	892,581
Overdue
Up to 60 days	20,651	20,663
From 61 to 90 days	3,796	11,582
From 91 to 180 days	2,482	7,056
From 181 to 360 days	27,572	10,332
Over 360 days	58,346	45,954

	1,231,915	988,168

(c)	Changes in the allowance for doubtful accounts

	2008	2007

Balance at the beginning of the period	50,240	38,387

Additions (recorded as selling expenses)	25,047	12,399
Recoveries	(611)	(546)

Balance at the end of the period	74,676	50,240

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

5	Inventories - Consolidated

(a)	Breakdown of balances

	2008	2007

Spare parts and materials for repairs and maintenance	281,679	210,432
Other inventories	20,360	5,219

Total	302,039	215,651
Provision for losses and obsolescence	(70,483)	(53,180)

Total	231,556	162,471

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b)	Changes in the provision for inventory obsolescence

	2008	2007

Balance at the beginning of the period	53,180	10,954

Additions	17,303	42,226

Balance at the end of the period	70,483	53,180

6	Taxes recoverable

	Parent Company		Consolidated
	2008	2007	2008	2007

Income tax and social contribution	20,421	38	71,183	13,295
Contribution to Social Integration Program (“PIS”) and Contribution to Social Security Financing (“COFINS”)			2,358	29,282
Tax on Sale of Goods and Services (“ICMS”)			34,340	18,875
Withholding income tax	6,229	16,112	6,520	17,131
Taxes collected in other countries			17,736	8,328
Other			1,805	5,617

	26,650	16,150	133,942	92,528

Current	(26,650)	(16,150)	(120,712)	(87,017)

Non-current			13,230	5,511

The non-current balance is included within “ other accounts receivable”.

7	Advances to aircraft manufacturers and maintenance - Consolidated

At December 31,2008, as part of the Company’s long term fleet plan, advances had been made to aircraft manufactures in the amount of R$ 494,964 (2007 – R$ 914,207), equivalent to US$ 211,795 thousand (2007 – US$ 516,122 thousand). Of this total, R$ 143,680 (2007 – R$ 809,092) relates to aircraft with delivery scheduled for the next year.

Amounts paid are recorded as advances, considering that at the time the payment is made the type of leasing agreement to be used is yet to be determined. Past experence shows that the refunding of prepaid amounts, upon delivery of aircraft by manufacturers is probable.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

For further repairs of aircraft (and related parts), at to December 31, 2008, payments had been made into maintenance reserves, in the amount of R$ 432,839 (2007 – R$ 119,633) equal to US$ 185,211 thousand (2007 – US$ 67,540 thousand).

The maintenance reserve is a guarantee for the aircraft owner that the returned aircraft can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, with maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as hull, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner. Considering that TLA performs the maintenance of all its aircraft in accordance with its regular maintenance program, the Company considers that all advances will be reimbursed.

8	Deposits in guarantee - Consolidated

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus any interest that may vary according to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2008 the balance of deposits was R$ 116,135 (2007 – R$ 161,488).

9	Investments

(a)	Breakdown of balances

	Parent Company		Consolidated

	2008	2007	2008	2007

Ownership interest in subsidiaries	675,648	2,003,790
Negative goodwill on acquisition of subsidiaries(*)	(11,099)	(11,099)
Other investments			70	70

	664,549	1,992,691	70	70

(*) Negative goodwill on acquisition of subsidiaries is included in the non – current “other accounts payable” in the consolidated financial statements.

(b)	Information on subsidiaries

				2008	2007
	TLA	Mercosur	TP	Total	Total

Number of shares
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	596,323	83,486	30
Net income (loss) for the period	(1,364,886)	17,976

Book value of investment	596,323	79,295	30	675,648	2,003,790
Equity share of earnings	(1,364,886)	16,416		(1,348,470)	510,057

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(c)	Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on December 31, 2006	1,454,911	51,915		1,506,826

Payment of capital	27,583		30	27,613
Aircraft engine write-off	(7,069)			(7,069)
Revaluation of own assets		(1,998)		(1,998)
Interest on stockholders' equity declared	(38,450)			(38,450)
Stock option credit	10,348			10,348
Cumulative Translation Adjustments		(3,537)		(3,537)
Equity share of income	506,710	3,347		510,057

Balances on December 31, 2007	1,954,033	49,727	30	2,003,790

Cumulative Translation Adjustments		13,152		13,152
Equity share of (loss) income	(1,364,886)	16,416		(1,348,470)
Stock option credit	7,176			7,176

Balances on December 31, 2008	596,323	79,295	30	675,648

10	Related party transactions

(a) Balance transactions

					2008	2007

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends receivable		47,057			47,057	55,361
Current payables – intercompany loans		(536)			(536)	(536)

TLA
Accounts receivable			1,731	75,001	76,732	58,656
Long-term receivables – intercompany loans	536				536	536
Interest on stockholders’ equity and dividends payable	(47,057)				(47,057)	(55,361)
Other operating income			(34,181)		(34,181)	30,220

Mercosur
Cost of services rendered (*)		34,181			34,181	(30,220)
Accounts payable (deposits in guarantee)		(1,731)			(1,731)	(1,310)

Fidelidade
Accounts payable		(75,001)			(75,001)	(57,346)

	(46,521)	3,970	(32,450)	75,001

* Aircraft sub-leasing, maintenance and insurance.

For the year ended at December 31, 2008, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), a company under common control, R$ 130 (2007 – R$ 820), as reimbursement for the use of its infra-structure, being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Sao Paulo Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic benefit obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings from the deferral of such costs on for the year ended at December 31, 2008 amounted to R$ 1,550 (2007 – R$ 903).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGP-M, totaling R$ 15,429 for the year ended at December 31, 2008 (2007 – R$ 14,331), recorded within “Administrative expenses”.

(b)	Compensation of key managerial personnel

Key managerial personnel includes members of the board of directors, CEO, vice presidents and statutory officers. The compensation paid or payable for services provided by employees is stated as follows:

	2008	2007

Salaries	9,031	9,262
Profit sharing and bonuses	7,326	18,197
Stock-based compensation – Exercised stock options	3,033	604
Other benefits	476	280

	19,866	28,343

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

11               Property, plant and equipment – Consolidated

(a)	Breakdown of balances

	Flight equipment	Land and buildings	IT equipment	Machinery and equipment	Leasehold improvements	Construction in progress	Others	Total

Cost	4,533,724	219,930	98,158	64,303	10,565	43,406	73,352	5,043,438
Accumulated depreciation	(1,282,190)	(12,463)	(42,636)	(31,254)	(4,576)		(45,795)	(1,418,914)

Residual value	3,251,534	207,467	55,522	33,049	5,989	43,406	27,557	3,624,524

Balance at December 31, 2006	3,251,534	207,467	55,522	33,049	5,989	43,406	27,557	3,624,524

Additions	1,405,670		13,112	14,988	23,911	16,322	11,698	1,485,701
Transfer	(83,951)							(83,951)
Disposals/Write-off	(27,072)	(13,816)	(2,617)	(3,225)	(796)	(78)	(938)	(48,542)
Reversal of revaluation reserve	(5,134)							(5,134)
Depreciation	(290,445)	(4,876)	(18,004)	(6,525)	(2,117)		(5,188)	(327,155)

Balance at December 31, 2007	4,250,602	188,775	48,013	38,287	26,987	59,650	33,129	4,645,443

Cost	5,823,237	206,114	108,653	76,066	33,680	59,650	84,112	6,391,512
Accumulated depreciation	(1,572,635)	(17,339)	(60,640)	(37,779)	(6,693)		(50,983)	(1,746,069)

Residual value	4,250,602	188,775	48,013	38,287	26,987	59,650	33,129	4,645,443

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

	Flight equipment	Land and buildings	IT equipment	Machinery and equipment	Leasehold improvements	Construction in progress	Others	Total

Balance at December 31, 2007	4,250,602	188,775	48,013	38,287	26,987	59,650	33,129	4,645,443

Additions	3,253,706	6,631	31,408	39,005	21,428	26,402	21,102	3,399,682
Transfer	(16,322)	49,790				(49,790)		(16,322)
Disposals/Write-off	(3,732)			(4,582)		(56)	(8,838)	(17,208)
Depreciation	(391,715)	(17,044)	(20,739)	(8,713)	(4,175)		(6,585)	(448,971)

Balance at December 31, 2008	7,092,539	228,152	58,682	63,997	44,240	36,206	38,808	7,562,624

Cost	9,056,889	262,535	140,061	110,489	55,108	36,206	96,376	9,757,664
Accumulated depreciation	(1,964,350)	(34,383)	(81,379)	(46,492)	(10,868)		(57,568)	(2,195,040)

Residual value	7,092,539	228,152	58,682	63,997	44,240	36,206	38,808	7,562,624

Average annual depreciation rates - %	7.08	2.39	20.00	10.00	10.00		14.86

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

“Flight equipment” includes aircraft, engines and spare parts. During the year ended December 31, 2008 and 2007, additions include aircraft that were considered as financial leasing under CPC 06 – Commercial Leasing Transactions. At December 31, 2008, TAM recorded 64 aircraft under this type of leasing. The acquisition cost of such airplanes and associated liabilities, recorded based on the original value of financial leasing agreements, totaled R$ 7,749,448 at December 31, 2008, and their related accumulated depreciation was R$ 1,472,409, all amounts recorded in the balance sheet as of December 31, 2008. The depreciation of the aircraft considers an estimated useful life of 25 to 30 years. The depreciation expense taken to income for the twelve-month period ended December 31, 2008, as a result of the capitalization of aircraft finance lease agreements, amounted to R$ 317.771 (2007 - R$ 213.861).

 “Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center.
“Other” is mainly composed of furniture and vehicles .

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 13) in the amount of R$ 110,499 (2007 – R$ 110,499).

12       Intangible - Consolidated

	IT Projects	Software and other intangibles	Total

Balance at December 31, 2006

Additions	22,723	14,348	37,071
Amortization		(2,823)	(2,823)

Balance at December 31, 2007	22,723	11,525	34,248

Additions	80,045	53,424	133,469
Write-off	(432)	(278)	(710)
Amortization		(14,915)	(14,915)

Balance at December 31, 2008	102,336	49,756	152,092

Cost	102,336	67,494	169,830
Accumulated amortization		(17,738)	(17,738)

Residual value	102,336	49,756	152,092

Software is recorded at coss less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. As to Company development projects still underway, it is expected that they will be amortized as from 2009, upon becoming operational. The anticipated amortization period is 3-10 years, depending on the useful life of each project.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

13	Loans and financing – Consolidated

	Guarantees	Interest rate (Effective rate for 2008 and 2007)	Payment terms and year of last payment	2008	2007

Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a and 10.8% p.a.)	Monthly until 2011	43,554	58,040
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (10.5% to 11.9% p.a )	Monthly until 2012	7,984	8,149
Compror	No guarantee	100.0 % to 101.5% of CDI (12.8% to 11.3% p.a.)	Monthly until 2008		223,573
Other				9,261	7,561

				60,799	297,323
Foreign currency

FINIMP	Promissory note US$ 23,593 thousand	Annual LIBOR + 0.9% p.a. to 5.7% p.a. (5.3% p.a and 6.4% p.a.)	Annual until 2010	167,289	84,883
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a (6.6% and 7.7 %p.a.)	Half-yearly until 2012	52,393	51,414
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	14,013	11,137
Financing – Pre- delivery payment	Unconditional guarantee	Monthly LIBOR + 0,6% p.a. (1.1% p.a and 4.8%p.a)	Monthly until 2011	107,074	621,734
Other					1,356

				340,769	770,524

Total				401,568	1,067,847

Current				(191,835)	(860,273)

Non-current				209,733	207,574

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Non - current maturities are as follows :

Year	2008	2007

2009		119,523
2010	60,573	56,015
2011	132,559	22,950
2012	5,531	2,486
2013	1,221	660
After 2013	9,849	5,940

	209,733	207,574

On May 21, 2007 TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery of four Boeing aircraft with firm purchase orders and delivered in 2008. On December 31, 2008 the balance of this loan was R$ 356 (2007 - R$ 516,725).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for thirty Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. As at December 31, 2008, the balance of this loan was R$ 106,718 (2007 – R$ 105,009).

In 2005, TAM entered into a FINIMP-type loan agreement primarily with banks Unibanco and Banco do Brasil, to finance imports of engines and aircraft parts of up to US$ 8,805 thousand, which were settled in December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand, maturing in November 2009. In 2006, funds were raised from Unibanco in the amount of US$ 37,885 and maturing until July 2009. In 2008, for this same purpose, funds were obtained from banks Unibanco, HSBC, Itaú, Santander and Banco do Brasil in the amount of US$ 84,996 thousand, maturing up to September 2010. At December 31, 2008, the balance of this type of financing was R$ 167,289  (2007 – R$ 84,883)

On December 31, 2008 , the Company is not subject to any obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

14	Finance Leases – Consolidated

	Monthly payments with final due date in	2008	2007

Foreign currency

Aircraft	2020	6,176,550	2,894,316
Engines	2017	244,379	41,409
IT equipment	2012	27,551	32,489

		6,448,480	2,968,214

Current		(680,440)	(298,478)

Non-current		5,768,040	2,669,736

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Non - current maturities are as follows:

Year	2008	2007

2009		293,452
2010	631,994	293,192
2011	644,124	293,615
2012	631,094	302,793
2013	691,865	343,550
After 2013	3,168,963	1,143,134

	5,768,040	2,669,736

At December 31, 2008, the Company has 64 aircrafts (2007 – 47 aircrafts) recorded under finance leases.

15	Commitments - Consolidated

(a) Operating lease contracts – Consolidated

TLA has obligations arising under aircraft operating lease contracts of the simple operating type. Amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party TAM has 65 aircraft under the simple type of operating lease (2007 – 68 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 424,637 for the year ended at December 31, 2008 (2007 – R$ 488,514).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by the Company were issued, totaling US$ 36,492 thousand as at December 31, 2008 (2007 – US$ 49,222 thousand).

Future disbursements due under these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

	Monthly payments with final due date in	In thousands of US dollars
		2008	2007

Foreign currency

Aircraft	2016	1,035,103	1,022,479
Engines	2014	25,995	18,202

Total		1,061,098	1,040,681

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	2008	2007

2008		232,806
2009	231,401	191,659
2010	219,431	179,571
2011	207,573	165,751
2012	172,899	132,126
2013	115,058	75,644
After 2013	114,736	63,124

	1,061,098	1,040,681

(b)	Commitments for future aircraft leases

i.	Airbus:

Since 1998, TLA has had firm orders to purchase new Airbus aircraft. The final one was delivered in September 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 9 of which are to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with options for 10 more, with delivery between 2013 and 2018.

Additionally, during the year the Company confirmed the exercise of four Airbus A330 options, of which two will be delivered in 2010 and the other two in 2011, in connection with the agreement entered into at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipted delivery before the end of 2014.

ii.	Boeing:

In 2006, the Company ordered 4 Boeing 777-300ER with options for 4 additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, the Company had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

16	Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as security.

TLA also renegotiated the rescheduled overdue instalments with an the original amount of R$ 49,599.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

On December 31, 2008, the total value of the commitment was R$ 51,186 (2007 – R$ 53,024), equivalent to US$ 21,903 thousand (2007 – US$ 29,935 thousand), R$ 18,623 of which (2007 - R$ 11,501) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	2008	2007

2009		13,963
2010	20,973	15,825
2011	11,590	11,735

	32,563	41,523

17	Deferred gains on sale-leaseback transactions - Consolidated

Pursuant to CPC 06 – Commercial Leasing Transactions, a sale and leaseback transaction involves the sale of an asset and the leaseback of this same asset by the purchaser to the seller. Gains or losses on sale of the asset in question should be deferred and amortized by the seller, which thus becomes the lessee, in accordance with the proportion of leasing payments over the estimated period of usage of the asset.

The Company´s gains on sale-leaseback transactions arise from aircraft sale transactions carried out between 2001 and 2003. At December 31, 2008, the remaining balance with respect to such gains totaled R$ 147,441 (2007 – R$ 179,526), to be fully amortized until 2013.

18	Advance ticket sales - Consolidated

At December 31, 2008, the balance recorded as advance ticket sales in the amount of R$ 819,780 (2007 – R$ 807,101), is represented by 2,835,019 (2007 – 2,698,341) tickets sold but not yet used.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

19	Provision for contingencies and judicial deposits – Consolidated

(a)
Contingent Liabilities
Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, as judged by the Company’s external legal counsel. As at December 31, 2008  and   December 31, 2007, the value of provisions and corresponding judicial deposits recognized were as follows:

		Additions		Write-offs
Descriptrion	2007	New claims	Monetary restatement	Transfers to current assets / reversal	Payments	2008

Provision for contingencies
IRRF	12,673		773			13,446
PIS and COFINS (i)	396,532	4,722	24,640	(33,744)		392,150
Additional tariff (ii)	323,691	63,832	32,815			420,338
Staff fund (iii)	71,552	21,718	7,151			100,421
Labor	12,811	18,233	743	(2,089)	(5,517)	24,181
Civil	22,658	49,300	692		(9,130)	63,520
Other	4,796	15,137	541	(1,592)	(210)	18,672

Total	844,713	172,942	67,355	(37,425)	(14,857)	1,032,728

Judicial deposits	(75,017)	(38,928)	(2,321)	25,588	5,750	(84,928)

Total	769,696	134,014	65,034	(11,837)	(9,107)	947,800

(i).
Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. As at December 31, 2008, five lawsuits had not yet to been finally judged.

(ii)
Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)
Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 787,920 as at December 31, 2008 (2007 - R$ 423,125) for which no provision is required.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(b)      Contingent Assets

(i)       ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On December 31, 2008, the provision maintained by the Company totaled R$ 6,187 (2007 – R$ 6,059), recorded in “Taxes and tariffs payable”. On December 31, 2008, the installments due in more than one year totaled R$ 98 (2007 – R$ 136), classified within “Other accounts payable”.

Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (unaudited) and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions in its final instance.

(ii)       Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government seeking compensation for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance subject of this lawsuit took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that the economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and compensation of R$ 245 million (unaudited )was determined based on a calculation made by an expert. This amount is subject to interest in arrears as from September 1993, and monetary restatement as from November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this compensation and will do so only when the lawsuit is judged in its final instance.

(iii)       Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an addional 50% on the tariff amount. On December 31, 2008, the amount under discussion totaled approximately R$ 641,393 (2007 - R$ 525,716), not recognized in the financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

20      Debentures

Date	Series	Quantity	Nominal value – R$	2008	2007

TAM
August 01, 2006	Exclusive	50,000	10,000	528,542	523,147

TLA
April 22, 2003	First	473,006	100		4,308
April 22, 2003	Second	222,835	100		2,029
May 16, 2003	Third	177,165	100		2,675

		873,006			9,012

				528,542	532,159

Current				(28,542)	(32,159)

Non-Current				500,000	500,000

TAM

On July 7, 2006, the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”). At December 31, 2008, the actual interest rate was 14.29% p.a (2007 – 11.7% p.a).

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures.Such requirements will become effective as from 2010, when the debentures will start to be amortized.

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, in three series. Each series falls due 60 months as from the subscription date. The debentures were settled in May 2008.

21   Senior Notes - Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior notes for a total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

At December 31, 2008, this liability amounted to R$ 710,436 (2007 – R$ 538,466), equal to US$ 303,995 thousand (2007 – US$ 303,995 thousand), of which interest of R$ 9,336 (2007 – R$ 7,076) is classified in current liabilities.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

22	Income tax and social contribution - Consolidated

(a)	Reconciliation of income tax and social contribution benefit (expense)

		Consolidated
	2008	2007

Consolidated (loss) income before income tax and social contribution	(1,945,166)	745,244

Rates	34%	34%

Resulting income tax and social contribution benefit (expense)	661,356	(253,383)

Non-deductible expenses	(7,572)	(5,138)
Provision for derivatives loss	(383,855)	450
Provision for contingencies	(54,625)	(27,003)
Allowance for doubtful accounts	42,467	(35,807)
Provision – Loyalty program	(8,788)	(5,132)
Provision for adjustment of value of inventories	(5,883)	(14,357)
Other permanent additions (exclusions)	(3,881)	(6,818)
IRPJ tax incentives		1,849
Realization of the revaluation reserve	(1,362)	(1,768)
IRPJ and CSLL tax losses	1,244	4,538
Effect of IRPJ and CSLL on differences for which deferred taxes were recorded	405,136	91,606
Unrecognized tax credito n tax losses arising from foreign subsidiaries	(68,894)	(1,587)
Net income of foreign subsidiary	10,584
Income tax and social contribution on interest on own capital		12,612

	585,927	(239,938)

Income tax and social contribution
Current	(120,956)	(138,956)
Deferred	706,883	(100,982)

	585,927	(239,938)

The above statement reflects the transactions of the Company, TLA and Fidelidade, as Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b)	Breakdown of deferred income tax and social contribution assets

	2008	2007

Income tax loss carry forwards	10,692	3,556
Social contribution carry forwards	5,077	2,508
Temporary timing differences
Provision for derivatives loss	383,855
Provision for contingencies	187,507	133,373
Allowance for doubtful accounts	13,543	56,011
Allowance for losses on inventories	23,964	18,081
Incremental cost provision – frequent flyer program	15,797	11,606
Deferred revenue from sale leaseback transation	50,130	61,039
Other	9,940	8,230

Total	700,505	294,404

Current	(58,564)	(48,859)

Non-current	641,941	245,545

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Deferred outstanding taxes resulting from tax losses, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c)       Composition of deferred income tax and social contribution liabilities

	Consolidated

	2008	2007

Revaluation reserve	49,475	50,861
Finance leases	10,797	313,727

Total	60,272	364,588

Current	(1,080)	(31,373)

No current	59,192	333,215

In accordance with CVM Deliberation 273/98, the revaluation reserve is valued at December 31, 2008 and 2007, net of income tax and social contribution levied on the appreciation determined on aircraft engines and properties. The deferred charges were determined based on the applicable rates for taxing of the amounts of revaluation of subsidiaries.

For the purposes of determining income tax and social contribution on net income for 2008, the companies may elect the Transition Tax Regime – RTT, which allows entities to eliminate the book effects of Law 11,638/07 and MP 449/08, by means of postings to the taxable income determination register (“LALUR”) or to subsidiary ledgers, with no changes in bookkeeping. The election of this regime will be made at the time the Company Income Tax return (DIPJ) for calendar year 2008 is submitted.

The financial statements for the fiscal year ended December 31, 2008 were prepared taking into account management’s best estimates which, at the time of preparation, pointed to the election of the RTT system.

23	Stockholders’ equity

(a)	Authorized capital

At December 31, 2008 and 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(b)	Subscribed capital

At December 31, 2008, is comprised of 150,585,147 shares (2007 – 150,585,147), of which 50,195,049 (2007 – 59,791,955) are common shares and 100,390,098 (2007 – 90,793,192) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 was approved the conversion of 9,596,906 common shares into preferred shares.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float of 25% of this shares available for sale. Since August, 2007 the free float has been 53.85% (unaudited).

(c)	Treasury stocks

The Board of Directors, at a meeting held on January 30, 2009, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program 3,596,629 preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- Reais (R$)
December 31, 2007

Shares purchased	601,900	17,703	29.41
Shares sold	(199,589)	(6,333)	31.73

December 31, 2008	402,311	11,370	28.26

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares is R$ 19.09 (reais) for preferred shares on December 31, 2008.

The negative goodwill from the sale of shares were accounted on “Retained earnings” on the amount of R$ 2,899.

(d)	Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase ..

(e)	Revaluation reserve

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the year ended at December 31, 2008, amounted to R$ 2,763 (2007 – R$ 3,665). Of the total reserve, R$ 32,225 (2007 – R$ 33,034) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2008, amounted to R$ 49,475 (2007 - R$ 50,861), are recognized in the statement of operations to the extent that the reserve is realized.

(f)	Stock options plan – incentive plan

CPC 10 – Stock-based Payment requires the measurement and recognition, as cost of employees’ service, of the fair value of shares granted at the award date. This cost will be recorded over the period in which the employee is expected to provide the services under the terms of the award. The fair value of the stock options at the grant date is estimated using the Black-Scholes model. The Company granted certain employees options to purchase shares at below market prices. The fair value of the options granted is expensed in the period over which the services are to be provided.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized the board to use up to 2% of outstanding shares to grant stock options to employees.

These transactions can be summarized as follows:

	Number of shares	Updated exercise price – weighted average – R$

Outstanding as of December 31, 2006	955,005	22.15

Granted	1,010,311	39.37
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Cancelled	(42,593)

Outstanding as of December 31, 2008	1,701,328	37.31

Under the plan terms, options granted are devided into three equal parts, and employees may exercise a third part of their options within three, four and five years, respectively, provided they are still Company employees at that time. The option contractual life is seven years. Shares exercised to date resulted from early retirement and dismissals from the Company.

The option contemplates a “service condition”, whereby the exercise of options depends exclusively on the provision of services by the employee for a predefined period. Dismissed employees are required to comply with certain restrictive conditions to maintain their right to exercise the options.

The Company accounts for its incentive plan in conformity with CPC 10 – Stock-based Payment. Accordingly, the cost was recorded based on the fair value of stock options at the time of granting, as a contra entry to the Company’s equity, as the payment was made in shares. The fair value of such options was estimated by using the Black-Scholes pricing model, using the following assumptions:

	1st grant	2nd grant	3rd grant	Extraordinary grant

Date	12/28/2005	11/30/2006	12/14/2007	9/27/2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price	14.40	43.48	39.67	38.36
Risk-free interest rate	17.93%	13.13%	10.95%	10.82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield	0.00%	0.32%	0.58%	0.58%
Volatility of shares in the market	34.24%	41.29%	42.30%	40.48%
Prices in the equity market	R$ 45.00	R$ 61.00	R$ 44.03	R$50.10

The expected volatility is based on the past volatility of Company shares traded on stock exchanges. The average remaining contractual life is based on the expected exercise.

At December 31, 2008, the fair values of the grants amounted to R$ 39.64, R$ 41.11, R$ 25.09 and R$ 28.28 per share for the 1st, 2nd and 3rd grants and extraordinary grant, respectively, leading to a total fair value of options granted of R$ 19,101, R$ 9,367, R$ 19,110 and R$ 6,504 for the 1st, 2nd and 3rd grants and extraordinary grant. The total compensation cost associated with options that were not acquired and yet to be recorded in results as of December 31, 2008 totaled R$ 28,869.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

The Company recorded expenses in the amount of R$ 16,512 (2007 – R$ 11,230) in the statement of income for the year ended December 31, 2008.
2008

Outstanding options				Exerciseable options
Contracted exercise price	Number of options	Remaining contractual life – weighted average	Exercise price – weighted average	Number of options

R$ 14.40	481,825	5.5	R$ 17.68	160,608
R$ 43.48	227,870	5.5	R$ 51.59
R$ 39.67	761,633	5.5	R$ 43.56
R$ 38.36	230,000	4.5	R$ 43.61

Range: R$ 14.40 – R$ 43.48	1,701,328	5.36	R$ 37.31	160,608

24	Gross revenue segmentation - Consolidated

The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a)       By type of service rendered
	2008	%	2007	%	Year – on - year variation (%)
Domestic revenue
Scheduled - Passenger	5,967,628	54.2	4,681,866	55.3	27.5
Charter - Passenger	194,844	1.8	152,037	1.8	28.2
Cargo	459,487	4.2	360,149	4.2	27.6

	6,621,959	60.2	5,194,052	61.3	27.5

International revenue
Scheduled - Passenger	2,803,800	25.5	2,109,398	24.9	32.9
Charter - Passenger	18,818	0.2	20,343	0.2	-7.5
Cargo	549,595	5.0	416,668	4.9	31.9

	3,372,213	30.7	2,546,409	30.0	32.4

Other operating revenue
Partnerships with TAM Loyalty Program	528,254	4.8	290,029	3.4	82.1
Travel and tourism agencies	64,132	0.6	30,242	0.4	112.1
Others (includes expired tickets)	420,682	3.8	413,220	4.9	1.8

	1,013,068	9.2	733,491	8.7	38.1

Gross operating revenue	11,007,240	100.0	8,473,952	100.0	29.9

(b)       By geographic location of the Company’s destinations

	2008	%	2007	%	Year – on - year Variation (%)

Brazil	7,635,028	69.4	5,927,544	69.9	28.8
Europe	1,543,350	14.0	1,047,726	12.4	47.3
North America	943,137	8.6	1,000,102	11.9	-5.7
South America (excluding Brazil)	885,725	8.0	498,580	5.9	77.6

	11,007,240	100.0	8,473,952	100.0	29.9

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

25	Breakdown of the main groups of costs and expenses - Consolidated

					2008		2007
				Expenses
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%	Total	%

Personnel	1,477,381	158,954	128,857	16,833	1,782,025	18.0	1,309,727	17.1
Fuel	3,927,888				3,927,888	39.7	2,536,398	33.2
Depreciation and amortization	399,021	1,074	63,791		463,886	4.7	329,978	4.3
Maintenance and repairs (except personnel)	402,096				402,096	4.1	382,891	5.0
Aircraft insurance	47,781				47,781	0.5	33,560	0.4
Take-off, landing and navigation aid charges	495,426				495,426	5.0	421,021	5.5
Leasing of aircraft, engine and equipment	424,637	7,720	11,074		443,431	4.5	501,138	6.6
Third party services	150,538	223,817	327,429		701,784	7.1	548,951	7.2
Selling and marketing		988,579			988,579	10.0	975,149	12.7
Other	357,648	42,317	234,078		634,043	6.4	609,958	8.0

	7,682,416	1,422,461	765,229	16,833	9,886,939	100.0	7,648,771	100.0

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

26	Financial result– Consolidated

	2008	2007

Financial income
Interest income from financial investments	192,765	263,291
Exchange gains	1,403,532	673,414
Financial instrument/gains – Foreign exchange rate
Realized	2,766	6,493
Unrealized
Financial instrument/gains – WTI (*)
Realized	83,261	69,033
Unrealized		64,856
Other	32,591	63,670

	1,714,915	1,140,757

Financial expenses
Exchange losses	(2,416,267)	(320,255)
Interest expense	(385,915)	(372,525)
Interest expenses from financial investments	(191,214)
Financial instrument/losses – Foreign exchange rate
Realized	(4,216)	(88,806)
Unrealized	(812)	(8,031)
Financial instrument losses – WTI (*)
Realized	(165,585)	(3,479)
Unrealized	(1,191,137)
Other	(30,125)	(35,939)

	(4,385,271)	(829,035)

Financial result, net	(2,670,356)	311,722

*WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

The exchange variation on finance lease liabilities, recorded in income for the twelve-month period ended December 31, 2008, was a net expense of R$ 1,162,390 (2007 – net income of R$ 441,266). Interest expenses relating to finance lease agreements for aircraft, recorded in income for the twelve-month period ended December 31, 2008, added up to R$ 152,069 (2007 - R$ 142,130).

27	Employee benefits

In accordance with the annual union agreement, the Company’s Management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the year ended December 31, 2008, a provision for payment of this benefit in the amount of R$ 60,939 (2007 – R$ 36,140 ).

28	Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On December 31, 2008, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent of US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2008, some 160 (2007 – 50) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

29	Financial instruments - Consolidated

(a)	General provisions

In accordance with its established hedging policy the Company and subsidiaries enter into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices.

Such instruments are managed using predefined policies which take into account the liquidity, profitability and risk/return of each position. The control policy consists of the ongoing monitoring of the contracted rates against market rates, as well as computations made by independent consultants, and regular presentation of the situation to Corporate Committees. All derivative transactions carried out by the Company and its subsidiaries have hedging purposes; no derivative transactions are carried out for speculative purposes.

The Company’s cash generation is substantially invested in its exclusive investment funds. All funds follow a consistent investment policy, with defined caps for market, credit and liquidity risks.

(i)	Risk of the price of fuel

The price of aviation fuel (QAV) is one of the most significant market risk components for airlines. In Brazil, the QAV price ex-refinery is set by Petrobras, based on international prices. The Company hedges against QAV price fluctuations by means of derivative instruments based on crude oil (WTI type). This choice is supported by studies evidencing that QAV hedge based on WTI is highly efficient, historically, in addition to the high liquidity of WTI derivatives. At December 31, 2008, all financial instruments are contracted on the over-the-counter market and do not require deposits of guarantees or margin calls. All counterparties are rated as “low credit risk” by the major rating agencies (Standard & Poors, Fitch, and Moody’s).

Fuel represented for the year ended at December 31, 2008 39.7% (2007 – 33.2%) of the costs of services rended within operational expenses (Note 25).

At December 31, 2008, the Company had options to buy fuel, with maturity up to October 2010, which were equivalent to approximately 8,000 thousand barrels (2007 – 5,500 thousand barrels with various maturities up to November 2008), representing 47% of next twelve months forecast requirements. The market value shown in the “Derivative financial instruments” line is R$ 1,128,985 (2007 – R$ 62,967 recorded in the “Other accounts receivable” line) .The period effect on the income statement is disclosed in Note 26.

All WTI derivative transactions are contracted for hedging purposes. As the Company does not have 100% of its consumption hedged, any QAV price increases will not be fully offset by positive adjustments arising from derivatives; similarly, any negative adjustments in derivatives will be more than offset by a reduction in QAV expenditures.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated
The maturity date payments of the derivatives contracts, has the following distribution, per year:

	2009	2010

Notional – thousands of barrel	7,200	800
Fair Value – MtM	(1,021,928)	(107,057)

The table below shows the breakdown of contracts by counterparties:

Rating	Fair value (MTM)
AAA *	(446,757)
AA+ / AA / AA- *	(131,109)
A+ / A / A- *	(551,119)

*Ratings are expressed both in global terms and amounts are in Brazilian currency.

In January the 2009, the Company, together with its key counterparties, started a restructuring of its hedge transactions whose market value was R$ 1,128,985 at December 31, 2008. The restructuring basically consisted of the distribution of maturirity dates over a longer period. With this action, the Company aims at accomplishing two main goals: first, reduce cash payments, that were concentrated in the first half of 2009; second, settle the most part of the transactions at a period when prices are less volatile which, according to Company estimates, should be more in line with price levels more similar to the transaction strike.

The coverage profile, which was concentrated in the first half of 2009, is now more evently distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following March 31, 2009, the coverage accounts for 28% of the anticipated consumption. The average strike for transactions in the same period is now US$ 111/bbl. To the date of release of these financial statements, approximately 65% of the volume in WTI barrels had been renegotiated, representing a reduction of around US$ 48 million of disbursements in the first quarter of 2009.

(ii)    Foreign exchange rate risk

This risk is associated with the potential foreign exchange fluctuations, thus affecting expenses or income in foreign currency and the assets or liabilities balance of contracts denominated in foreign currencies. The risk is partly mitigated because the subsidiaries have activities abroad and revenues from these transactions are earned in foreign currency. The current hedge contracting policy is designed as a protection against the percentage of net cash mismatches in other currencies in subsequent periods.

The Company and its subsidiaries may contract derivative instrument transactions, aiming solely at hedging its exposure to foreign currencies arising from the acquisition of fuel oil, engine maintenance services from manufacturers, and financing contracts to expand/maintain their operating activities. On December 31, 2008, there was not, by decision of the Risk Committee, no open position in foreign currency derivative transactions.

(iii)   Interest rate risk

This risk arises from the possibility that the Company and its subsidiaries may inccur losses or record gains on account of fluctuations in interest rates used on their liabilities (funds obtained) and assets (investments) in the market.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopt a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(iv)    Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its receivable balances (mainly with travel agencies). With respect to financial investments the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b)    Financial Investments

Financial Investments are represented by funds applied in units of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c)    Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d)	Fair market value of financial instruments

The market values of financial instruments as of December 31, 2008 reflect management’s best estimate of their fair values on settlement and can be stated as follows:

	Parent Company		Consolidated

	Book value	Fair value (MTM)	Book value	Fair value (MTM)
Liabilities
Loans and financing			401,568	423,206
Debentures	528,542	511,118	528,542	511,118
Senior notes			710,436	332,707
	528,542	511,118	1,640,546	1,267,031

The fair market value of short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities. Debentures and senior bonds are quoted on the secondary market. The market value of all other financial instruments approximates the amounts shown in the annual information.

(e)    Sensitivity analysis

We present below a table showing the sensitivity analysis of financial instruments, outlining the risks which might give rise to relevant losses for the Company, under the most likely scenario (scenario I) in accordance with management’s assessment, considering a three-month period, when the next financial information including such analysis will be published. Furthermore, two other scenarios are shown, under the terms set forth by CVM Instruction 475/08, in order to present a 25% and 50% deterioration, respectively, in the risk variable under consideration (scenarios II and III).

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(i)     Derivatives instruments - fuel

The only transactions with financial derivatives instruments in the Company’s own portfolio are intended to hedge the consumption of fuel. These are transactions linked to crude oil (WTI type). The performance of WTI prices is highly correlated to QAV.

None of the financial instruments used by the Company is leveraged and, as less than 50% of the total fuel consumption is hedged, for the year 2009, it is expected that the declining prices of WTI (and ensuing drop in QAV prices) will have a positive net effect on the Company’s cash generation. In summary, the adjustments payable to the hedge transaction counterparties will be more than offset by the savings in fuel expenses.

At the time when most hedge transactions now in effect were contracted, the scenario adopted for WTI average prices during 2009 was US$ 100/bbl. Based on this scenario, the transactions were contracted at the average strike price of US$ 104/bbl. As a result, the effect of these transactions in the Company’s cash generation will be compared to the decreased QAV cost against that level. The projections of QAV prices were built based on the results of a simple linear regression.

At present, the base scenario adopted by the Company for 2009 is an average WTI price of US$ 60/bbl. Sensitivity analyses will be presented that take into account a 25% (average price of US$ 45/bbl) and 50% (average price of US$30/bbl) decline in the average price for the base scenario for 2009.

The net effects of savings from fuel usage, as opposed to hedge disbursements in the first quarter of 2009 under each one of the scenarios, are shown below:

Instrument/transaction	Scenario I	Scenario II	Scenario III

Average price per barrel	US$ 60.00	US$ 45.00	US$ 30.00
WTI hedge – Net gain (loss) on fuel derivative, in R$ thousands	R$ 236,429	R$ 337,428	R$ 438,427

(ii)     Markatable securities

The Company’s financial investments in Investment Funds are under the discretionary management of third parties. The custody and management of such resources are centralized with one agent, who is independent from the managers. It is our understanding that a sensitivity analysis of the assets comprising such funds is not required for the reasons outlined below.

Portfolio dynamics. managers are empowered to change the portfolio mix at any time, at their choice, within the limits imposed by the Regulation. The sensitivity analysis is based on the assumption of maintenance of the portfolio at 12/31/2009 and, as such, conclusions from such analysis could be misleading

Risk control: the Fund Regulation establishes market risk limits (Value at Risk) of 0.6% (Multimarket Funds) and 0.15% (Fixed-Income Funds), considering a time horizon of 21 business days with a confidence interval of 95%. The Company recognizes the intrinsic limitations of the risk control model, however it believes that it is effective in preventing relevant losses. In addition to the risk control of the manager, the Fund Administrator has powers to prevent the settlement of transactions in excess of the Fund risk limit; furthermore, the Company engages independent consultants to assess the Funds level risks on a weekly basis.

Regulation-based restrictions. leverage is explicitly prohibited by the Funds Regulation. Further to the market risk limit described above, additional limits are set for allocation to higher volatility asset classes.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

(iii)	Exchange rate

Our approach to the sensitivity analysis of liabilities denominated in foreign currencies includes the likely scenario based on the exchange rate of R$ 2,337/US$, seen in the end of 2008. Considering balances as of December 31, 2008, we determined an increase in financial expenses driven by exchange variation of 25% and 50% on the rate then ruling, as shown below:

	Base scenario R$2.337/ US$	25% scenario R$2.921/ US$	50% Scenario R$3.506/ US$

Commercial lease agreement		(64,049)	(128,099)
FINIMP		(1,873)	(3,746)
Advances to aircraft manufacturers		(1,228)	(2,455)

Total		(67,150)	(134,300)

30	TAM Loyalty Program

At December 31, 2008, the TAM Loyalty Program had 3,089,881 (2007– 2,400,632) (unaudited) one-way domestic trip tickets earned by its clients but not redeemed. TLA records the incremental costs when awards are earned.

For the year ended at December 31, 2008, 2,096,803 (2007 — 1,090,734) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the year ended December 31, 2008 was approximately R$ 46,462 (2007 - R$ 20,614), recorded within “Other liabilities”. The calculation basis of this provision uses the number of points earned, discounted for the expected points that will not be converted into tickets-awards, and valued at the incremental cost of board service, fuel, insurance and boarding pass. In 2008, participants in the Loyalty Program had the opportunity to exchange points for tickets, by using 3,000, 5,000 and 7,000 points. It should be noted that, in the specific case of such exchanges, restrictions exists with respect to flights and number of available seats. The points earned by our clients through the TAM Loyalty Program are valid for two years for redemption as tickets.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

31
Balance Sheet and Statement of Result for the year ended December 31, 2008 in accordance with accounting practices adopted in Brazil in accordance with Law nº. 6,404, Law nº. 11,638 and accounting principles generally accepted in the United States  "U.S. GAAP" (unaudited)

	2008			2007
Assets	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)
						Restated
Current
Cash and banks	105,251	1,356,513	665,530	134,873	1,729,728	466,538
Marketable securities	1,808,805	557,543	1,248,526	2,472,004	877,149	2,140,339
Customer accounts receivable	1,157,239	1,157,239	1,157,239	937,928	937,928	937,928
Inventories	231,556	231,556	231,556	162,471	162,471	162,471
Taxes recoverable	120,712	120,712	120,712	87,017	87,017	87,017
Advances to aircraft manufacturers	351,033	143,680	351,033	864,440	809,092	864,440
Deferred income tax and social contribution	47,655	58,564	81,715	37,950	48,859	32,753
Prepaid expenses	90,587	90,587	90,587	151,372	151,372	151,372
Aircraft insurance and other	58,694	58,694	58,693	44,515	44,515	44,515
Other	97,944	97,944	97,944	137,071	137,071	137,071

	4,069,476	3,873,032	4,103,535	5,029,641	4,985,202	5,024,444

Non-current
Deposits in guarantee	116,135	116,135	116,135	161,488	161,488	161,488
Deferred income tax and social contribution	602,720	641,941	566,430	195,415	245,545
Advances to aircraft manufacturers	351,284	351,284	351,284	105,115	105,115	105,115
Advances to aircraft maintenance	432,839	432,839	432,839	119,633	119,633	119,633
Other accounts receivable	93,848	93,848	93,848	53,539	53,541	53,541

	1,596,826	1,636,047	1,560,536	635,190	685,322	439,777

Investment	70	70	70	70	70	70
Property, plant and equipment	2,489,064	7,562,624	7,156,746	768,792	4,645,443	4,392,980
Intangible assets	152,092	152,092	161,772	34,248	34,248	43,926

	2,641,226	7,714,786	7,318,588	803,110	4,679,761	4,436,976

	4,238,052	9,350,833	8,879,124	1,438,300	5,365,083	4,876,753

Total assets	8,307,528	13,223,865	12,982,659	6,467,941	10,350,285	9,901,197

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

			2008			2007
Liabilities and stockholders’ equity	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)
						Restated
Current liabilities
Suppliers	486,095	486,095	486,095	426,856	426,856	426,856
Term loan and financing	191,835	191,835	191,835	860,273	860,273	860,273
Obligations under finance lease and lease payable	167,917	680,440	662,776	28,681	298,478	285,996
Debentures	28,542	28,542	28,542	32,159	32,159	32,159
Salaries and payroll charges	317,951	317,951	317,951	236,708	236,708	236,708
Advance ticket sales	819,780	819,780	819,780	807,101	807,101	807,101
Taxes and tariffs payable	162,908	162,908	162,908	109,054	109,054	109,054
TAM Loyalty Program	46,462	46,462	46,462	20,614	20,614	23,199
Income tax and social contribution payable	83,429	83,429	83,429	20,079	20,079	20,079
Interest on own capital and dividends payable	599	599	599	72,616	72,616	32,052
Return of Fokker 100 fleet	18,623	18,623	18,623	11,501	11,501	11,501
Senior notes	9,336	9,336	9,336	7,076	7,076	7,076
Derivative Financial Instruments	1,021,928	1,021,928	1,021,928
Deferred gain on sale-leaseback		32,085	32,085		32,085	32,085
Deferred income tax and social contribution		1,080			31,373
Other	123,067	123,068	217,229	119,262	119,264	178,406

	3,478,472	4,024,161	4,099,578	2,751,980	3,085,237	3,062,545
Non-current
Term loan and financing
Loans and financing	209,733	209,733	209,733	207,574	207,574	207,575
Obligations under finance lease	1,465,527	5,768,040	5,573,799	45,217	2,669,736	2,507,928
Debentures	500,000	500,000	500,000	500,000	500,000	500,000
Deferred income tax and social contribution	49,475	59,192		50,861	333,215	92,815
Provision for contingencies	947,800	947,800	947,800	769,696	769,696	769,696
Return of Fokker 100 fleet	32,563	32,563	32,563	41,523	41,523	41,523
Senior Notes	701,100	701,100	701,100	531,390	531,390	531,390
Derivative Financial Instruments	107,057	107,057	107,057
Deferred gain on sale-leaseback		115,356	115,356		147,441	147,441
Other	106,294	126,508	100,599	75,414	79,675	72,579

	4,119,549	8,567,349	8,288,007	2,221,675	5,280,250	4,870,947

Minority interest	4,234	4,234	4,234	2,629	2,629	2,629

Stockholder´s equity	705,273	628,121	590,840	1,491,657	1,982,169	1,965,076

Total liabilities and stockholders’ equity	8,307,528	13,223,865	12,982,659	6,467,941	10,350,285	9,901,197

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

			2008			2007
	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)	Law n.º 6,404	Law n.º 11,638	U.S. GAAP (unaudited)
Gross operating revenue						Restated
Air transportation revenues
Domestic	6,162,472	6,162,472	6,162,472	4,833,903	4,833,903	4,833,903
International	2,822,618	2,822,618	2,822,618	2,129,741	2,129,741	2,129,741
Cargo	1,009,082	1,009,082	1,009,082	776,817	776,817	776,817
Other	1,013,068	1,013,068	968,969	733,491	733,491	713,629
	11,007,240	11,007,240	10,963,141	8,473,952	8,473,952	8,454,090

Taxes and deductions	(415,196)	(415,196)	(415,196)	(322,778)	(322,778)	(322,778)

Net operating revenues	10,592,044	10,592,044	10,547,945	8,151,174	8,151,174	8,131,312

Cost of services rendered	(7,951,068)	(7,682,416)	(7,674,956)	(5,858,936)	(5,618,634)	(5,614,617)

Gross profit	2,640,976	2,909,628	2,872,989	2,292,238	2,532,540	2,516,695

Operating (expense) income
Selling	(1,422,461)	(1,422,461)	(1,422,461)	(1,449,232)	(1,449,232)	(1,451,817)
General and administrative	(765,229)	(765,229)	(765,229)	(553,166)	(553,166)	(553,166)
Directors´ fees	(16,833)	(16,833)	(16,833)	(27,739)	(27,739)	(27,739)
Other operating income (expense), net	19,002	20,085	20,085	(86,551)	(68,881)	(69,131)

Income (loss) operating before subsidiaries and financial result	455,455	725,190	688,551	175,550	433,522	414,842

Financial result, net	(1,520,712)	(2,670,356)	(2,608,773)	(4,565)	311,722	260,308

Income (loss) before income tax , social contribution	(1,065,257)	(1,945,166)	(1,920,222)	170,985	745,244	675,150

Income tax and social contribution	293,906	585,927	584,596	(42,099)	(239,938)	(208,071)

Income (loss) before minority interest	(771,351)	(1,359,239)	(1,335,626)	128,886	505,306	467,079

Minority interest	(1,563)	(868)	(868)	10	(177)	(177)

Net income (loss) for the period	(772,914)	(1,360,107)	(1,336,494)	128,896	505,129	466,902

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

32	Summary of significant differences between accounting practices adopted in Brasil (“BR GAAP” – Law 11638) and accounting principles generally accepted in the United States (“U.S. GAAP”)

(a)	Revaluation of property, plant and equipment

Under BR GAAP, revaluation at up December 31, 2007 may be included in property, plant and equipment, with no new reclassifications. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal. Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation.

(b)	Capital Lease agreements

i. Under BR GAAP, commercial lease agreements are agreements whereby substantially all risks and benefits inerent to the ownership of an asset are transferred. Under U.S. GAAP, "Statement of Financial Accounting Standard" ("SFAS") nº 13, "Accounting for Leases", financial commercial agreements must meet certain specific criteria. TAM has 3 aircraft recognized as financial leasing in accordance with local standards, which were considered operating leases under SFAS nº 13.

ii. Effective January 1, 2006, in compliance with IBRACON Technical Interpretation 01/2006, the Company changed its accounting policy to add such maintenance expenses to the cost of engines for BR GAAP purposes. Under U. S. GAAP, maintenance expenses are recorded as incurred.

(c)	Revenue in the Loyalty Program Partners

Under BR GAAP, revenues related to partnership with the Loyalty Program for frequent flyers are recorded when the points are issued to participants.Under U.S. GAAP, the Company has been recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, valued at current market rate of the expected air transportation, based on the average tariff it charges for the related average domestic trip during the period. Based on the Company’s historical analysis of the use of these points, they are expected to be used over a six month period. The second revenue component represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

(d)       Stock options plan

Under BR GAAP, the fair value of stock options on the award date is estimated on the Black-Scholes model. The fair value is recorded as expense during the period of service. Under US GAAP, the fair value of stock options is revalued at each balance sheet date.

(e)       Business combinations

Goodwill in TLA: Under BR GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Under U.S GAAP, following the adoption of SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the FinancialStatements
On December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

Negative goodwill in Mercosur: Under BR GAAP, negative goodwill is recorded when the book value of acquired assets is in excess of the purchase price. In general, negative goodwill is not amortized. Under U.S. GAAP, no negative goodwill is recorded on transactions between parties under common control.

(f)       Reconciliation of differences between BR GAAP and U.S. GAAP (unaudited)

i. Net (loss) income
	2008	2007

Net (loss) income under law n.º 11,638	(1,360,107)	505,129

Lease contracts (Note 32(b))
Depreciation of capitalized finance leased assets	(17,106)	(46,949)
Foreign exchange variation on finance leases	52,333	(23,825)
Interest expense on finance leases	8,167	9,504
Reversal of operating lease expense	(14,364)	5,940
Overhaul maintenance	19,779	(1,070)
Total lease contracts	48,809	(56,400)

Reversal of revaluation depreciation (Note 32(a))	2,761	3,665
Loyalty program partnership (Note 32(c))	(44,099)	(19,862)
Incremental cost provision – frequent flyer program		(2,585)
Stock options plan (Note 32(d))	16,087	2,571
Reversal of goodwill amortization (Note 32(e))		717
Deferred income tax and social contribution on above adjustments	55	33,667

Net (loss) income under U.S. GAAP	(1,336,494)	466,902

ii. Stockholder´s equity
	2008	2007

Stockholder´s equity under law n.º 11,638	628,121	1,982,169

Revaluation of property, plant and equipment (net) (Note 32(a))	(133,170)	(135,134)
Finance leases (Note 32(b))	216,238	167,431
Loyalty program partnership (Note 32(c))	(94,161)	(50,060)
Incremental cost provision – frequent flyer program		(2,585)
Stock options plan (Note 32(d))	(5,403)	(17,347)
Reversal of goodwill amortization (Note 32(e))	9,680	9,680
Common control - Mercosur (Note 32(e))	11,099	11,099
Reversal of proposed dividends		40,564
Deferred income tax and social contribution on above adjustments	(41,564)	(40,741)

Stockholder´s equity under U.S. GAAP	590,840	1,965,076

TAM S.A. and
TAM S.A. and subsidiaries

Supplementary Information – Social Report
Statements on December 31, 2008 and 2007
In thousands of reais unless otherwise indicated

1 - Basis of calculation	2008			2007
Net revenue (NR)	R$ 10,592,044			R$ 8,151,174
Operating result (OR)	R$ -1,945,166			R$ 707,901
Net payroll (NPRL)	R$ 1,645,344			R$ 1,201,274
2 - Internal social indicators	R$	% over NPRL	% over NR	R$	% over NPRL	% over NR
Meals	149,239	9.07%	1.41%	119,607	9.96%	1.47%
Social charges	375,056	22.80%	3.54%	272,299	22.67%	3.34%
Private pension plan	19,802	1.20%	0.19%	13,025	1.08%	0.16%
Health	16,627	1.01%	0.16%	11,251	0.94%	0.14%
Safety and medicine at work	1,081	0.07%	0.01%	1,026	0.09%	0.01%
Education	1,096	0.07%	0.01%	141	0.01%	0.00%
Culture	2,206	0.13%	0.02%	1,771	0.15%	0.02%
Training and professional development	27,862	1.69%	0.26%	17,042	1.42%	0.21%
Childrens' day care facilties	528	0.03%	0.00%	495	0.04%	0.01%
Profit shares	63,864	3.88%	0.60%	38,233	3.18%	0.47%
Others	42,372	2.58%	0.41%	11,240	0.93%	0.13%
Total - Internal social indicators	699,733	42.53%	6.61%	486,130	40.47%	5.96%
3 - External social indicators
Education	238	-0.01%	0.00%	680	0.10%	0.01%
Culture	15,406	-0.79%	0.15%	10,409	1.47%	0.13%
Heath and sanitation	1,329	-0.07%	0.01%	1,020	0.14%	0.01%
Sport	1,416	-0.07%	0.01%	3,027	0.43%	0.04%
Food safety	75	0.00%	0.00%	20	0.00%	0.00%
Others	2,175	-0.11%	0.02%	1,193	0.17%	0.01%
Total of contributions for the society	20,639	-1.06%	0.19%	16,349	2.31%	0.20%
Taxes (excludin social charges)	289,261	-14.87%	2.73%	972,864	137.43%	11.94%
Total - External social indicators	309,900	-15.93%	2.93%	989,213	139.74%	12.14%
4 - Environmental indicators
Investments related to the company's prodution/operations	1,831	-0.09%	0.02%	1,858	0.26%	0.02%
Investments in external programs and/or projects	1,026	0.05%	0.01%	158	0.02%	0.00%
Total - Environmental indicators	2,857	-0.15%	0.03%	2,016	0.28%	0.02%
Recording the definition of "annual goals" to minimize residues, the consumption in general in the production/operation and to increase the effectivesness in the use of natural resources, the company	( ) does not have goals ( ) reaches from 51% to (X) reaches from 0 to 50% 75% ( ) reaches from 76 to 100%			( ) does not have goals ( ) reaches from 51% to (X) reaches from 0 to 50% 75% (X) reaches from 0 to 50% ( ) reaches from 76 to 100%
5 - Indicators of the functional area
Nº of employees at the end of the period	24,315			20,473
Nº of admissions during the period	6,346			9,825
Nº of outsourced employees	461			455
Nº internships	74			68
Nº of employees over 45 years	2,367			1,802
Nº of women working at the company	9,120			7,829
% of women on leadership duties	29.00%			28.00%
Nº of african Brazilian working at the company	5,086			4,145
% of african Brazilian on leadership duties	10.00%			13.00%
Nº of employees with deficiency or special needs	371			335
6 - Relevant information regarding management citizenship	2008			Targets 2009
Relationship between higher and smaller salaries	196			196
Nº of total work accidents	577			577
Social environmental projects developed by the Company were defined by:	( ) directors	(x) directors and managers	( ) all employees	( ) directors	(x) directors and managers	( ) all employees
Standars of safety and salubrity at the Company were defined by:	( ) directors and managers	( ) all employees	(x) all CIPA members	( ) directors and managers	( ) all employees	(x) all Cipa members
Regarding the union freedom, the right of collective negotiation and to the internal representation of employees, the Company:	( ) is not involved	( ) follows the rules of OIT	(x) incentives and follows OIT	( ) will not be envolved	( ) will follow OIT rules	(x) will incentive and follow OIT
Private pension includes:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
Profiting sharing includes:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
When tha Company selects suppliers, the same ethical, social responsability and environmental standards:	( ) are not considered	(x) are recommended	( ) are demanded	( ) will not be considered	( x) will be suggested	( ) will be demanded
Regarding the participation of employees on volunteer programs, the Company:	( ) is not involved	( ) supports	(x) organizes and incentives	( ) will not be envolved	( ) will support	(x) will organize and incentive
Nº of total complaints and consumer's critics:	at the Company 30,964	at Procon 986	at justice 7,782	at the Company 35,609	at Procon 1,134	at justice 8,949
% of complaints/consumer critics assited or solved:	at the Company 100%	at Procon 97.87%	at the justice 87.87%	at the Company 100%	at Procon 97%	at justice 87%
Total added value to be distributed	In 2008: R$ 5,661,248			In 2007: R$ 4,196,129
Distribution of added value (DAV)	11.4% government 27.3% collaborators 0.0% shareholders 85.3% third parties -24.0% retained			29.0% government 27.2% collaborators 1.7 % shareholders 31.8% third parties 10.3% retained
7 - Others informations
TAM S.A. CNPJ: 01.832.635/0001-18 Business sector: transportation and logistic services. UF: SP. Details, projects and comments are mentioned at the company's Management Disclosure and Analysis, which are part of the financial statements. Responsables for informations: Guilherme Cavalieri and Rita Moreno Phone: 5582-7210 responsabilidade.social@tam.com.br. This Company does not utilize child nor slave labor, has no involvement with prostitution or the sexual exploitation of children or adolescents, nor is it involved with corruption. Our Company values and respects diversity